UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended January 30, 2010

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _______ to _______

Commission File Number: 001-33764

ULTA SALON, COSMETICS & FRAGRANCE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**36-3685240**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1000 Remington Blvd., Suite 120 Bolingbrook, Illinois	**60440**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: (630) 410-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on August 1, 2009, as reported on the NASDAQ Global Select Market, was approximately $308.8 million. Shares of the registrant's common stock held by each executive officer and director and by each entity or person that, to the registrant's knowledge, owned 5% or more of the registrant's outstanding common stock as of August 1, 2009 have been excluded in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of March 25, 2010 was 58,293,399 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held during the current fiscal year. The Proxy Statement will be filed by the registrant with the SEC no later than 120 days after the close of the fiscal year covered by this Form 10-K.

ULTA SALON, COSMETICS & FRAGRANCE, INC.

TABLE OF CONTENTS

PART I

Part II

Part III

PART IV

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "plans," "estimates," or other comparable words. Any forward-looking statements contained in this Form 10-K are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties, which include, without limitation: the impact of weakness in the economy; changes in the overall level of consumer spending; changes in the wholesale cost of our products; the possibility that we may be unable to compete effectively in our highly competitive markets; the possibility that our continued opening of new stores could strain our resources and have a material adverse effect on our business and financial performance; the possibility that new store openings may be impacted by developer or co-tenant issues; the possibility that the capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans; the possibility of material disruptions to our information systems; weather conditions that could negatively impact sales; and other risk factors detailed in our public filings with the Securities and Exchange Commission (the "SEC"), including risk factors contained in Item 1A, "Risk Factors" of this Annual Report on Form 10-K for the year ended January 30, 2010. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments. References in the following discussion to "we", "us", "our", "the Company", "Ulta" and similar references mean Ulta Salon, Cosmetics & Fragrance, Inc. unless otherwise expressly stated or the context otherwise requires.

Part I

Item 1. *Business*

Overview

Ulta Salon, Cosmetics & Fragrance, Inc. is the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We focus on providing affordable indulgence to our customers by combining the product breadth, value and convenience of a beauty superstore with the distinctive environment and experience of a specialty retailer. Key aspects of our business include:

One-Stop Shopping. Our customers can satisfy all of their beauty needs at Ulta. We offer a unique combination of over 21,000 prestige and mass beauty products organized by category in bright, open, self-service displays to encourage our customers to play, touch, test, learn and explore. We believe we offer the widest selection of categories across prestige and mass cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools. We also offer a full-service salon and a wide range of salon haircare products in all of our stores.

Our Value Proposition. We believe our focus on delivering a compelling value proposition to our customers across all of our product categories is fundamental to our customer loyalty. For example, we run frequent promotions and gift coupons for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

An Off-Mall Location. We are conveniently located in high-traffic, primarily off-mall locations such as power centers and lifestyle centers with other destination retailers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. Our displays, store design and open layout allow us the flexibility to respond to consumer trends and changes in our merchandising strategy.

In addition to the fundamental elements of a beauty superstore, we strive to offer an uplifting shopping experience through what we refer to as "The Five E's": Escape, Education, Entertainment, Esthetics and Empowerment.

Escape. We strive to offer our customers a timely escape from the stresses of daily life in a welcoming and approachable environment. Our customer can immerse herself in our extensive product selection, indulge herself in our hair or skin treatments, or discover new and exciting products in an interactive setting. We provide a shopping experience without the intimidating, commission-oriented and brand-dedicated sales approach that we believe is found in most department stores and with a level of service that we believe is typically unavailable in drug stores and mass merchandisers.

Education. We staff our stores with a team of well-trained beauty consultants and professionally licensed estheticians and stylists whose mission is to educate, inform and advise our customers regarding their beauty needs. We also provide product education through demonstrations, in-store videos and informational displays. Our focus on educating our customer reinforces our authority as her primary resource for beauty products and our credibility as a provider of consistent, high- quality salon services. Our beauty consultants are trained to service customers across all prestige lines and within our prestige "boutiques" where customers can receive a makeover or skin analysis.

Entertainment. The entertainment experience for our customer begins at home when she receives our catalogs. Our catalogs are designed to introduce our customers to our newest products and promotions and to be invitations to come to Ulta to play, touch, test, learn and explore. A significant percentage of our sales throughout the year is derived from new products, making every visit to Ulta an opportunity to discover something new and exciting. In addition to providing over 4,500 testers in categories such as fragrance, cosmetics, skincare, and salon styling tools, we further enhance the shopping experience and store atmosphere through live demonstrations from our licensed salon professionals and beauty consultants, and through customer makeovers and in-store videos.

Esthetics. We strive to create a visually pleasing and inviting store and salon environment that exemplifies and reinforces the quality of our products and services. Our stores are brightly lit, spacious and attractive on the inside and outside of the store. Our store and salon design features sleek, modern lines that reinforce our status as a fashion authority, together with wide aisles that make the store easy to navigate and pleasant lighting to create a luxurious and welcoming environment. This strategy enables us to provide an extensive product selection in a well-organized store and to offer a salon experience that is both fashionable and contemporary.

Empowerment. We are committed to creating an environment in which women feel empowered by both their inner and outer beauty; we take honor in providing our guests with opportunities to showcase how they have empowered themselves and others. Ulta is committed to positively impacting the lives of women through our work on two empowerment initiatives. The first is the Ulta Enrich, Empower and Enlighten Scholarship Fund which grants deserving high school senior girls scholarships to the educational institution of their choice. The second is our annual Windows of Love campaign that recognizes the "unsung heroes" who are affected by breast cancer. It is our hope that through these stories of empowerment women everywhere become one step closer to achieving their dreams and positively impacting others.

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through distinct channels — department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. When Lyn Kirby, our current President and Chief Executive Officer, joined us in December 1999, we embarked on a multi-year strategy to understand and embrace what women want in a beauty retailer and transform Ulta into the shopping experience that it is today. We conducted extensive research and surveys to analyze customer response and our effectiveness in areas such as in-store experience, merchandise selection, salon services and marketing strategies. Based on our research and customer surveys, we pioneered what we believe to be a unique retail approach that focuses on all aspects of how women prefer to shop for beauty products by combining the fundamental elements of a beauty superstore, including one-stop shopping, a compelling value proposition and convenient locations, together with an uplifting specialty retail experience through our emphasis on "The Five E's". While we are currently executing on the core elements of our business strategy, we plan to continually refine our approach in order to further enhance the shopping experience for our customers.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continuing success:

Differentiated merchandising strategy with broad appeal. We believe our broad selection of merchandise across categories, price points and brands offers a unique shopping experience for our customers. While the products we sell can be found in department stores, specialty stores, salons, drug stores and mass merchandisers, we offer all of these products in one retail format so that our customer can find everything she needs in one shopping trip. We appeal to a wide range of customers by offering over 500 brands, such as Bare Escentuals cosmetics, Chanel and Estée Lauder fragrances, L'Oréal haircare and cosmetics and Paul Mitchell haircare. We also have private label Ulta offerings in key categories. Because our offerings span a broad array of product categories in prestige, mass and salon, we appeal to a wide range of customers including women of all ages, demographics, and lifestyles.

Our unique customer experience. We combine the value and convenience of a beauty superstore with the distinctive environment and experience of a specialty retailer. The "Five E's" provide the foundation for our operating strategy. We cater to the woman who loves to indulge in shopping for beauty products as well as the woman who is time constrained and comes to the store knowing exactly what she wants. Our distribution infrastructure consistently delivers a greater than 95% in-stock rate, so our customers know they will find the products they are looking for. Our well-trained beauty consultants are not commission-based or brand-dedicated and therefore can provide unbiased and customized advice tailored to our customers' needs. Together with our customer service strategy, our store locations, layout and design help create our unique retail shopping experience, which we believe increases both the frequency and length of our customers' visits.

Retail format poised to benefit from shifting channel dynamics. Over the past several years, the approximately $80 billion beauty products and salon services industry has experienced significant changes, including a shift in how manufacturers distribute and customers purchase beauty products. This has enabled the specialty retail channel in which we operate to grow at a greater rate than the industry overall since at least 2000. We are capitalizing on these trends by offering a primarily off-mall, service-oriented specialty retail concept with a comprehensive product mix across categories and price points.

Loyal and active customer base. We have approximately seven million customer loyalty program members, the majority of whom have shopped at one of our stores within the past 12 months. We utilize this valuable proprietary database to drive traffic, better understand our customers' purchasing patterns and support new store site selection. We regularly distribute catalogs and newspaper inserts to entertain and educate our customers and, most importantly, to drive traffic to our stores.

Strong vendor relationships across product categories. We have strong, active relationships with over 300 vendors, including Estée Lauder, Bare Escentuals, Coty, L'Oréal and Procter & Gamble. We believe the scope and extent of these relationships, which span the three distinct beauty categories of prestige, mass and salon and have taken years to develop, create a significant impediment for other retailers to replicate our model. These relationships also frequently afford us the opportunity to work closely with our vendors to market both new and existing brands in a collaborative manner.

Experienced management team. We have an experienced senior management team with extensive beauty and retail experience that brings a creative merchandising approach and a disciplined operating philosophy to our business. Our senior management team is led by Lyn Kirby, our President and Chief Executive Officer, and Gregg Bodnar, our Chief Financial Officer. Additionally, over the past several years, we have significantly expanded the depth of our management team at all levels and in all functional areas to support our growth strategy.

Growth strategy

We intend to expand our presence as a leading retailer of beauty products and salon services by:

Growing our store base. We opened 37 stores, representing square footage growth of 12%, and remodeled 6 stores in fiscal 2009. Due to the economic downturn, the number of high-quality commercial real estate projects of the size and with the co-tenant mix that we typically target for our new store locations has significantly declined. As a result, we reduced our new store program for 2009.

As the economy stabilizes and begins to recover, we believe our successful track record of opening new stores in diverse markets across the United States will allow us to increase our new store growth rates back to historical levels consistent with our long-term target of 15% to 20%. We continue to believe that over the long-term, we have the potential to grow our store base to over 1,000 Ulta stores in the United States. Our internal real estate model takes into account a number of variables, including demographic and sociographic data as well as population density relative to maximum drive times, economic and competitive factors. We plan to continue opening stores both in markets in which we currently operate and new markets.

	Fiscal Year				
	2005	2006	2007	2008	2009
Total stores beginning of period	142	167	196	249	311
Stores opened	25	31	53	63	37
Stores closed	—	(2)	—	(1)	(2)
Total stores end of period	167	196	249	311	346
Stores remodeled	1	7	17	8	6
Total square footage	1,726,563	2,023,305	2,589,244	3,240,579	3,613,840
Average square footage per store	10,339	10,323	10,399	10,420	10,445

Increasing our sales and profitability by expanding our prestige brand offerings. Our strategy is to continue to expand our portfolio of products and brands, in particular to enhance our offering of prestige brands, both by capitalizing on the success of our existing vendor relationships and by identifying and developing new supply sources. We plan to continue to expand and attract additional prestige brands to our stores by increasing education for our beauty consultants, providing high levels of customer service, and tailoring the presentation and merchandising of these products in our stores to appeal to prestige vendors. For example, as of January 30, 2010, we have installed "boutique" areas of approximately 200 square feet in 215 of our stores to showcase and build brand equity for key vendors and to provide our customers with a place to experiment and learn about these products. We intend to install this feature in most of our stores over time. Over the last several years we have added several prestige brands including Juicy Couture, Ed Hardy and Marc Jacobs Lola fragrances, Pureology and Liquid Keratin hair care, Dermalogica, Korres, and Mario Badescu skin care, Benefit, Cargo, and Lorac cosmetics and Philosophy fragrance and bath. We continue to seek opportunities to test prestige brands in our stores in order to expand our prestige brand offerings. We believe this strategy will positively influence our number of customer transactions and their average transaction value.

Improving our profitability by leveraging our fixed costs. We plan to continue to improve our operating results by leveraging our existing infrastructure and continually optimizing our operations. We will continue to make investments in our information systems to enable us to enhance our efficiency in areas such as merchandise planning and allocation, inventory management, distribution and point of sale (POS) functions. We believe we will continue to improve our profitability by reducing our operating expenses, in particular general corporate overhead and fixed costs, as a percentage of sales.

Continuing to enhance our brand awareness to generate sales growth. We believe a key component of our success is the brand exposure we get from our marketing initiatives. Our direct mail advertising programs are designed to drive additional traffic to our stores by highlighting current promotional events and new product offerings. Our national magazine print advertising campaign exposes potential new customers to our retail concept by conveying an attractive and sophisticated brand message. We believe we have an opportunity to increase our in-store marketing efforts as an additional means of educating our customers and increasing the frequency of their visits to our stores.

Driving increased customer traffic to our salons. We are committed to establishing Ulta as a leading salon authority. We seek to increase salon traffic and grow salon revenues by providing high quality and consistent services from our licensed stylists, who are knowledgeable about the newest hair fashion trends. Our objective is to create customer loyalty, increase conversion of our retail customers to our salon services, encourage referrals and distinguish our salons from those of our competitors. Our stylists are trained to sell haircare products to their customers by demonstrating the products while styling their customers' hair. Additionally, we have refined our recruiting methods, hiring procedures and training programs to enhance stylist retention, which is an important factor in salon productivity.

Expanding our e-commerce business. In addition to re-launching our Ulta.com website and e-commerce platform in November 2007, we continue to aggressively develop and add new website features and functionality, marketing programs, product assortment and new brands, and multi-channel integration points to drive increased visitor traffic and revenue to this channel. We intend to establish ourselves over time as a leading online beauty resource for women by providing our customers with a rich online experience for information on key trends and products, editorial content, expanded assortments, leading website features and functionality, and social media content. Through our continued enhancements and multi-channel marketing initiatives, we believe we are well positioned to capitalize on the growth of Internet sales of beauty products. We believe our website and retail stores provide our customers with an integrated multi-channel shopping experience and increased flexibility for their beauty buying needs.

Our market

We operate within the large and steadily growing U.S. beauty products and salon services industry. This market represents approximately $80 billion in retail sales, according to a 2008 report by Kline & Company and IBISWorld Inc. The approximately $36 billion beauty products industry includes color cosmetics, haircare, fragrance, bath and body, skincare, salon styling tools and other toiletries. Within this market, we compete across all major categories as well as a range of price points by offering prestige, mass and salon products. The approximately $44 billion salon services industry consists of hair, face and nail services.

Distribution for beauty products is varied. Prestige products are typically purchased in department or specialty stores, while mass products and staple items are generally purchased at drug stores, food retail stores and mass merchandisers. In addition, salon haircare products are sold in salons and authorized professional retail outlets.

Competition

Our major competitors for prestige and mass products include traditional department stores such as Macy's and Nordstrom, specialty stores such as Sephora and Bath & Body Works, drug stores such as CVS/pharmacy and Walgreens and mass merchandisers such as Target and Wal-Mart. We believe the principal bases upon which we compete are the quality and assortment of merchandise, our value proposition, the quality of our customers' shopping experience and the convenience of our stores as one-stop destinations for beauty products and salon services.

The market for salon services and products is highly fragmented. Our competitors for salon services and products include Regis Corp., Sally Beauty, JCPenney salons, Premier Salons and independent salons.

Key trends

We believe an important shift is occurring in the distribution of beauty products. Department stores, which have traditionally been the primary distribution channel for prestige beauty products, have been meaningfully affected by changing consumer preferences and industry consolidation over the past decade. We believe women, particularly younger generations, tend to find department stores intimidating, high-pressured and hinder a multi-brand shopping experience and, as such, are choosing to shop elsewhere for their beauty care needs. According to NPD, 55% of women aged 18 to 24 shop in specialty stores, compared to 40% of women aged 18 to 64. Over the past ten years, department stores have lost significant market share to specialty stores in apparel, and we believe the beauty category is undergoing a similar shift in retail channels. We believe women are seeking a shopping experience that provides something different, a place to experiment, learn about various products, find what they want and indulge themselves. A recent Kline & Company report found that consumers seek out specialty retailers for a number of reasons including that specialty stores carry more niche products, the merchandise and retail environment is more fun and provides the ability to shop across product lines and the customer service is better than in other channels.

As a result of this market transformation, there has been an increase in the number of prestige beauty brands pursuing new distribution channels for their products, such as specialty retail, spas and salons, direct response television (i.e., home shopping and infomercials) and the Internet. In addition, many smaller prestige brands are selling their products through these channels due to the high fixed costs associated with operating in most department stores and to capitalize on consumers' growing propensity to shop in these channels. According to industry sources, color cosmetics sales through these channels are projected to grow at a higher rate than sales of color cosmetics in total. We believe that, based on our recent success in attracting new prestige brands, we are well-positioned to continue to capture additional prestige brands as they expand into specialty stores. Also, there are a growing number of brands that have built significant consumer awareness and sales by initially offering their products on direct response television. We benefit from offering brands that sell their products through this channel, as we experience increased store traffic and sales after these brands appear on television.

Historically, manufacturers have distributed their products through distinct channels — department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. We believe women are increasingly shopping across retail channels as well as purchasing a combination of prestige and mass beauty products. We attribute this trend to a number of factors, including the growing availability of prestige brands outside of department stores and increased innovation in mass products. Based on the competitive environment in which we operate, we believe that we have been at the forefront of breaking down the industry's historical distribution paradigm by combining a wide range of beauty products, categories and price points under one roof. Our strategy reflects a more customer-centric model of how women prefer to shop today for their beauty needs.

Major growth drivers for the industry include favorable consumer spending trends, product innovation and growth of certain population segments.

- Baby Boomers (born between 1946 and 1964): Baby Boomers have larger disposable incomes and are increasing their spending on personal care as well as health and wellness. The aging of the Baby Boomer generation is also influencing product innovation and demand for anti-aging products and cosmetic procedures.

- Generation X (born between 1965 and 1976): Generation X is entering their peak earning years and represents a significant contributor to overall consumer spending, including beauty products. A recent survey by American Express showed that Generation X spends 60% more on beauty products than Baby Boomers. In addition, while prior generations grew up shopping in department stores and general merchandisers, Generation X has grown up shopping in specialty stores and we believe seeks a retail environment that combines a compelling experience, functionality, variety and location.

- Generation Y (born between 1977 and 1994): According to the United States Census Bureau data, the 20 to 34 year-old age group is expected to grow by approximately 10% from 2003 to 2015. As Generation Y continues to enter the workforce, they will have increased disposable income to spend on beauty products.

We believe we are well positioned to capitalize on these trends and capture additional market share in the industry. We believe we have demonstrated an ability to provide a differentiated store experience for customers as well as offer a breadth and depth of merchandise previously unavailable from more traditional beauty retailers.

Stores

We are conveniently located in high-traffic, primarily off-mall locations such as power centers and lifestyle centers with other destination retailers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. We opened 37 stores in fiscal 2009 and the average investment required to open a new Ulta store is approximately $1.1 million, which includes capital investments, net of landlord contributions, pre-opening expenses, and initial inventory, net of payables. However, our net investment required to open new stores and the net sales generated by new stores may vary depending on a number of factors, including geographic location. As of January 30, 2010, we operated 346 stores in 38 states.

Store remodel program

Our retail store concept, including physical layout, displays, lighting and quality of finishes, has continued to evolve over time to match the rising expectations of our customers and to keep pace with our merchandising and operating strategies. In recent years, our strategic focus has been on refining our new store model, improving our real estate selection process and executing on our new store opening program. As a result, we decided to limit the investments made in our existing store base from fiscal 2000 to fiscal 2005. In fiscal 2006, we developed and initiated a store remodel program to update our older stores to provide a consistent shopping experience across all of our locations. We remodeled 6 stores in fiscal 2009. We believe this program will improve the appeal of our stores, drive additional customer traffic and increase our sales and profitability. The remodel store selection process is subject to the same discipline as our new store real estate decision process. Our focus is to remodel the oldest, highest performing stores first, subject to criteria such as rate of return, lease terms, market performance and quality of real estate. The average investment to remodel a store in fiscal 2009 was approximately $0.9 million. Each remodel takes approximately 13 weeks to complete, during which time we typically keep the store open.

Salon

We operate full-service salons in all of our stores. Our current Ulta store format includes an open and modern salon area with eight to ten stations. The entire salon area is approximately 950 square feet with a concierge desk, esthetics room, semi-private shampoo and hair color processing areas. Each salon is a full-service salon offering hair cuts, hair coloring and permanent texture, with most salons also providing facials and waxing. We employ licensed professional stylists and estheticians that offer highly skilled services as well as an educational experience, including consultations, styling lessons, skincare regimens, and at-home care recommendations.

Ulta.com

We established Ulta.com to give our customers an integrated multi-channel buying experience by providing them with an opportunity to access product offerings and information beyond our brick-and-mortar retail stores. The Ulta.com website and experience supports the key elements of the Ulta brand proposition and provides access to more than 11,000 beauty products from hundreds of brands. As Ulta.com continues to grow in terms of functionality and content, it will become an even greater element in Ulta's customer loyalty programs and a more important resource for our customers to access product and store information, beauty trends and techniques, and buy from a large assortment of product offerings.

Merchandising

Strategy

We focus on offering one of the most extensive product and brand selections in our industry, including a broad assortment of branded and private label beauty products in cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools. A typical Ulta store carries over 19,000 basic and over 2,000 promotional products. We present these products in an assisted self-service environment using centrally produced planograms (detailed schematics showing product placement in the store) and promotional merchandising planners. Our merchandising team continually monitors current fashion trends, historical sales trends and new product launches to keep Ulta's product assortment fresh and relevant to our customers. We believe our broad selection of merchandise, from moderate-priced brands to higher-end prestige brands, offers a unique shopping experience for our customers. The products we sell can also be found in department stores, specialty stores, salons, mass merchandisers and drug stores, but we offer all of these products in one retail format so that our customer can find everything she needs in one stop. We believe we offer a compelling value proposition to our customers across all of our product categories. For example, we run frequent promotions and gift coupons for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

We believe our private label products are a strategically important category for growth and profit contribution. Our objective is to provide quality, trend-right private label products at a good value to continue to strengthen our customers' perception of Ulta as a contemporary beauty destination. Ulta manages the full development cycle of these products from concept through production in order to deliver differentiated packaging and formulas to build brand image. Current Ulta cosmetics and bath brands have a strong following and we have plans to expand our private label products into additional categories.

Category mix

We offer products in the following categories:

- Cosmetics, which includes products for the face, eyes, cheeks, lips and nails;
- Haircare, which includes shampoos, conditioners, styling products, and hair accessories;
- Salon styling tools, which includes hair dryers, curling irons and flat irons;
- Skincare and bath and body, which includes products for the face, hands and body;
- Fragrance for both men and women;
- Private label, consisting of Ulta branded cosmetics, skincare, bath and body products and haircare; and
- Other, including candles, home fragrance products and other miscellaneous health and beauty products.

Organization

Our merchandising team reports directly to our CEO and consists of a Senior Vice President of Merchandising who oversees; Senior Vice President of Prestige Cosmetics; Vice President of Mass Cosmetics, Skincare and Haircare; Vice President of Brand Identity and Store Design; Vice President of Merchandise Operations; Divisional Merchandise Manager of Fragrance, Bath and Gift with Purchase and Prestige Skincare; Divisional Merchandise Manager of Salon Products; and Divisional Merchandise Manager of Styling Tools. Reporting to the Senior Vice President of Merchandising are approximately 23 Divisional Merchandise Managers, Senior Buyers, Buyers and Assistant/Associate Buyers. Our merchandising team works directly with our centralized planning and replenishment group to ensure a consistent delivery of products across our store base.

Our planogram department assists the merchants and replenishment team to keep new products flowing into stores on a timely basis. All major product categories undergo planogram revisions once or twice a year and adjustments are made to assortment mix and product placement based on current sales trends.

Our visual department works with our merchandising team on every advertising event regarding strategic placement of promotional merchandise, along with functional signage and creative product presentation standards, in all of our stores. All stores receive a centrally produced promotional planner for each event to ensure consistent implementation.

Planning and allocation

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandising strategy. We centrally manage product replenishment to our stores through our planning and replenishment group. This group serves as a strategic partner to, and provides financial oversight of, the merchandising team. The merchandising team creates a sales forecast by category for the year. Our planning and replenishment group creates an open-to-buy plan, approved by senior executives, for each product category. The open-to-buy plan is updated weekly with POS data, receipts and inventory levels and is used throughout the year to balance buying opportunities and inventory return on investment. We believe this structure maximizes our buying opportunities while maintaining organizational and financial control. Regularly replenished products are presented consistently in all stores utilizing a merchandising planogram process. POS data is used to calculate sales forecasts and to determine replenishment levels. We determine promotional product replenishment levels using sales histories from similar or comparable events. To ensure our inventory remains productive, our planning and replenishment group, along with senior executives, monitors the levels of clearance and aged inventory in our stores on a weekly basis.

Vendor relationships

We work with over 300 vendors. Our Senior Vice President of Merchandising & Store Design has over 30 years of experience and each merchandising vice president has over 15 years of experience developing relationships in the industry with which he or she works. We have no long-term supply agreements or exclusive arrangements with our vendors. Our top ten vendors represent approximately 46% of our total annual sales. These include vendors across all product categories, such as Bare Escentuals, Farouk Systems, Helen of Troy, L'Oréal and Procter & Gamble, among others. We believe our vendors view us as a significant distribution channel for growth and brand enhancement.

Marketing and advertising

Marketing strategy

We employ a multi-faceted marketing strategy to increase brand awareness and drive traffic to our stores. Our marketing strategy complements a basic tenet of our business strategy, which is to provide our customers with a satisfying and uplifting experience. We communicate this vision through a multi-media approach. Our primary media expenditure is in direct mail catalogs and free-standing newspaper inserts. These vehicles allow the customer to see the breadth of our selection of prestige, mass and salon beauty products.

In order to reach new customers and to establish Ulta as a national brand, we advertise in national magazines such as InStyle, Allure, Lucky, Elle and Vanity Fair. These advertising channels have proven successful in raising our brand awareness on a national level and driving additional sales from both existing and new customers. In conjunction with our national brand advertising, we have initiated a public relations strategy that focuses on reaching top tier magazine editors to ensure consistent messaging in beauty magazines as well as direct-to-customer efforts through multi-media channels.

Our e-commerce marketing strategy complements our print media strategy. Ulta.com serves as an extension of Ulta's marketing and prospecting strategies (beyond catalogs, newspaper inserts and national advertising) by exposing potential new customers to the Ulta brand and product offerings. This role for Ulta.com is being implemented through online marketing strategies including search marketing, affiliate marketing, social networking, banner advertising, and other online marketing channels. Ulta.com's email marketing programs are also effective in communicating with and driving sales from online and retail store customers. In October 2009, we launched a Facebook application for the Company's "Windows of Love" campaign in support of our Breast Cancer Research Foundation program. In December 2009, we launched an interactive microsite to support the Company's "12 Days of Holiday" marketing campaign.

Customer loyalty programs

We maintain two customer loyalty programs. Our national program provides reward point certificates for free beauty products. Customers earn purchase-based reward points and redeem the related reward certificate during specific promotional periods during the year. We are also piloting a loyalty program in several markets in which customers earn purchase-based points on an annual basis which can be redeemed at any time. We have approximately seven million customer loyalty program members, the majority of whom have shopped at one of our stores within the past 12 months.

Staffing and operations

Retail

Our current Ulta store format is staffed with a general manager, a salon manager, three to four assistant managers, and approximately twenty full and part-time associates, including approximately six to eight prestige consultants and eight to ten licensed salon professionals. The management team in each store reports to the general manager. The general manager oversees all store activities including salon management, inventory management, merchandising, cash management, scheduling, hiring and guest services. Members of store management receive bonuses depending on their position and based upon sales, shrink, payroll, or a combination of these three factors. Each general manager reports to a district manager, who in turn reports to the Vice President of Operations East or the Vice President of Operations West. The Vice Presidents of East and West report to the Senior Vice President of Operations who in turn reports to our Chief Executive Officer. Each store team receives additional support from time to time from recruiting specialists for the retail and salon operations, a field loss prevention team, salon technical trainers, management trainers and vendors.

Ulta stores are open seven days a week, eleven hours a day, Monday through Saturday, and seven hours on Sunday. Our stores have extended hours during the holiday season.

Salon

A typical salon is staffed with eight to ten licensed salon professionals, including a salon manager, six stylists, and one to two estheticians. Our higher producing salons have a guest coordinator and an assistant manager. Our salon technical trainers and vendor education classes create a comprehensive educational program for approximately 2,700 Ulta salon professionals.

Training and development

Our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of the organization. We have developed a corporate culture that enables individual store managers to make store-level operating decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for our associates. Our associates and management teams are essential to our store expansion strategy. We primarily use existing managers or promote from within to support our new stores, although many outlying stores have all-new teams.

All of our associates participate in an interactive new-hire orientation through which each associate becomes acquainted with Ulta's vision and mission. Training for new store managers, prestige consultants and sales associates familiarizes them with opening and closing routines, guest service expectations, our loss prevention policy and procedures, and our culture. We also have ongoing development programs that include operational training for hourly associates, prestige consultants, management and stylists. We provide continuing education to both salon professionals and retail associates throughout their careers at Ulta to enable them to deliver the "Five E's" to our customers. In contrast to the sales teams at traditional department stores, our sales teams are not commissioned or brand-dedicated. Our prestige consultants are trained to work across all prestige lines and within our prestige "boutiques", where customers can receive a makeover or skin analysis.

Distribution

We operate two distribution facilities. The first facility, located in Romeoville, Illinois, is approximately 317,000 square feet in size, including an overflow facility. During fiscal 2008, we began operating a second distribution facility in Phoenix, Arizona that is approximately 330,000 square feet in size.

Inventory is shipped from our suppliers to our distribution facilities. We carry over 21,000 products and replenish our stores with such products primarily in eaches (i.e., less-than-case quantities), which allows us to ship less than an entire case when only one or two of a particular product is required. Our distribution facilities use warehouse management and warehouse control software systems, which have been upgraded or installed in the last few years. Products are bar-coded and scanned using handheld radio-frequency devices as they move within the warehouse to ensure accuracy. Product is delivered to stores using contract carriers. One vendor currently provides store-ready orders that can be quickly forwarded to our stores. We use carton barcode labels to facilitate these shipments.

Information technology

We are committed to using technology to enhance our competitive position. We depend on a variety of information systems and technologies to maintain and improve our competitive position and to manage the operations of our growing store base. We rely on computer systems to provide information for all areas of our business, including supply chain, merchandising, POS, e-commerce, finance, accounting and human resources. Our core business systems consist mostly of a purchased software program that integrates with our internally developed software solutions. Our technology also includes a company-wide network that connects all corporate users, stores, and our distribution infrastructure and provides communications for credit card and daily polling of sales and merchandise movement at the store level. We intend to leverage our technology infrastructure and systems where appropriate to gain operational efficiencies through more effective use of our systems, people and processes. We update the technology supporting our stores, distribution infrastructure and corporate headquarters on a continual basis. We will continue to make investments in our information systems to facilitate our growth and enable us to enhance our competitive position.

Intellectual property

We have registered a number of trademarks in the United States, including Ulta Salon Cosmetics Fragrance (and design), Ulta.com, and Ulta Beauty and two related designs. The renewal dates for the identified marks are January 22, 2012 (Ulta Salon Cosmetics Fragrance (and design)), October 8, 2012 (Ulta.com), July 10, 2017 (Ulta Beauty) and October 16, 2017 (the two Ulta Beauty related designs). All marks that are deemed material to our business have been registered in the United States and select foreign countries. We have applications pending for certain of these marks in Canada.

We believe our trademarks, especially those related to the Ulta brand, have significant value and are important to building brand recognition.

Government regulation

In our U.S. markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States. Our Ulta branded products are subject to regulation by the Food and Drug Administration (FDA), the Federal Trade Commission (FTC) and State Attorneys General in the United States. Such regulations principally relate to the safety of our ingredients, proper labeling, advertising, packaging and marketing of our products.

Products classified as cosmetics (as defined in the Food, Drug and Cosmetic (FDC) Act) are not subject to pre-market approval by the FDA, but the products and the ingredients must be tested to ensure safety. The FDA also utilizes an "intended use" doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. Certain ingredients commonly used in cosmetics products such as sunscreens and acne treatment ingredients are classified as over-the-counter drugs which have specific label requirements and allowable claims. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act and other FDA regulations.

The government regulations that most impact our day-to-day operations are the labor and employment and taxation laws to which most retailers are typically subject. We are also subject to typical zoning and real estate land use restrictions and typical advertising and consumer protection laws (both federal and state). Our salon business is subject to state board regulations and state licensing requirements for our stylists and our salon procedures.

In our store leases, we require our landlords to obtain all necessary zoning approvals and permits for the site to be used as a retail site and we also ask them to obtain any zoning approvals and permits for our specific use (but at times the responsibility for obtaining zoning approvals and permits for our specific use falls to us). We require our landlords to deliver a certificate of occupancy for any work they perform on our buildings or the shopping centers in which our stores are located. We are responsible for delivering a certificate of occupancy for any remodeling or build-outs that we perform and are responsible for complying with all applicable laws in connection with such construction projects or build-outs.

Associates

As of January 30, 2010, we employed approximately 3,500 people on a full-time basis and approximately 6,800 on a part-time basis. We have no collective bargaining agreements. We have not experienced any work stoppages and believe we have good relationships with our associates.

Available Information

Our principal website address is www.ulta.com. We make available at this address under investor relations (at http://ir.ulta.com), free of charge, our proxy statement, annual report to shareholders, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information available on our website is not incorporated by reference in and is not deemed a part of this Form 10-K. In addition, our filings with the SEC may be accessed through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

Item 1A. *Risk Factors*

Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the following risks and all of the other information contained in this Form 10-K before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

The recent global economic crisis and continued volatility in global economic conditions and the financial markets as well as prolonged declines in consumer spending may adversely affect our liquidity and financial condition.

The global economic crisis and the continued volatility and disruption to the capital and credit markets have had a significant, adverse impact on global economic conditions, resulting in additional significant recessionary pressures and declines in consumer confidence and economic growth. These conditions have led to decreases in consumer spending across the economy. Increases in the levels of unemployment, energy costs, healthcare costs and taxes, combined with tighter credit markets, reduced consumer confidence and other factors, contribute to the decline in consumer spending. Although there has been limited recent improvement in some of these measures, the level of consumer spending is not where it was prior to the global recession. Such reduced consumer spending could cause changes in customer order patterns and changes in the level of inventory purchased by our customers, which may adversely affect our industry, business and financial condition.

Economic conditions have also resulted in a substantial tightening of the credit markets, including lending by financial institutions, which is a source of capital for our borrowing and liquidity. This tightening of the credit markets has increased the cost of capital and reduced the availability of credit. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike, and a corresponding decrease in global infrastructure spending. It is difficult to predict how long the current economic and capital and credit market conditions will continue, the extent to which they will continue to deteriorate, if at all, and which aspects of our products or business may be adversely affected. Current market and credit conditions could make it more difficult for developers and landlords to obtain the necessary credit to build new retail centers. A significant decrease in new retail center development has adversely affected our new store program and could limit our future growth opportunities as long as the aforementioned conditions exist. Continued turbulence in the United States and international markets and economies and prolonged declines in consumer spending may adversely affect our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

A further downturn in the economy may affect consumer purchases of discretionary beauty products and salon services, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows.

Our financial condition may be materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during 2008 and 2009. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy. We offer a wide selection of beauty products and premium salon services. Continued uncertainty in the economy could adversely impact levels of consumer discretionary spending across all of our product categories including prestige beauty products and premium salon services. Factors that could affect consumers' willingness to make such discretionary purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. A decrease in spending due to lower consumer discretionary income or consumer confidence could adversely impact our net sales and operating results, and could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

Additionally, the general deterioration in economic conditions could adversely affect our commercial partners including our product vendors as well as the real estate developers and landlords who we rely on to construct and operate centers in which our stores are located. A bankruptcy or financial failure of a significant vendor or a number of significant real estate developers or shopping center landlords could have a material adverse effect on our business, financial condition, profitability, and cash flows.

We may be unable to compete effectively in our highly competitive markets.

The markets for beauty products and salon services are highly competitive with few barriers to entry even when economic conditions are favorable. We compete against a diverse group of retailers, both small and large, including regional and national department stores, specialty retailers, drug stores, mass merchandisers, high-end and discount salon chains, locally owned beauty retailers and salons, Internet businesses, catalog retailers and direct response television, including television home shopping retailers and infomercials. We believe the principal bases upon which we compete are the quality of merchandise, our value proposition, the quality of our customers' shopping experience and the convenience of our stores as one-stop destinations for beauty products and salon services. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources and therefore may be able to adapt to changes in customer requirements more quickly, devote greater resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can.

As a result, we may lose market share, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to gauge beauty trends and react to changing consumer preferences in a timely manner, our sales will decrease.

We believe our success depends in substantial part on our ability to:

- recognize and define product and beauty trends;
- anticipate, gauge and react to changing consumer demands in a timely manner;
- translate market trends into appropriate, saleable product and service offerings in our stores and salons in advance of our competitors;
- develop and maintain vendor relationships that provide us access to the newest merchandise on reasonable terms; and
- distribute merchandise to our stores in an efficient and effective manner and maintain appropriate in-stock levels.

If we are unable to anticipate and fulfill the merchandise needs of the regions in which we operate, our net sales may decrease and we may be forced to increase markdowns of slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our existing senior management team or attract qualified new personnel, such failure could have a material adverse effect on our business, financial condition and results of operations.

Our business requires disciplined execution at all levels of our organization. This execution requires an experienced and talented management team. Ms. Kirby, our President and Chief Executive Officer since December 1999, is important to our business, including her relationships with our vendors and influence on our sales and marketing. Ms. Kirby has an agreement to remain employed with us through March 2011, and if we lost Ms. Kirby's services before the conclusion of this agreement, it could have a material adverse effect on our business, financial condition and results of operations. In addition, if we were to lose the benefit of the experience, efforts and abilities of other key executive personnel, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our ability to manage our retail expansion will require us to continue to train, motivate and manage our associates. We will need to attract, motivate and retain additional qualified executive, managerial and merchandising personnel and store associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

We intend to continue to open new stores, which could strain our resources and have a material adverse effect on our business and financial performance.

Our continued and future growth largely depends on our ability to successfully open and operate new stores on a profitable basis. During fiscal 2009, we opened 37 new stores. We intend to continue to grow our number of stores for the foreseeable future, and believe we have the long-term potential to grow our store base to over 1,000 stores in the United States. During fiscal 2009, the average investment required to open a typical new store is approximately $1.1 million. This continued expansion could place increased demands on our financial, managerial, operational and administrative resources. For example, our planned expansion will require us to increase the number of people we employ as well as to monitor and upgrade our management information and other systems and our distribution infrastructure. These increased demands and operating complexities could cause us to operate our business less efficiently, have a material adverse effect on our operations and financial performance and slow our growth.

The capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand this infrastructure, which could have a material adverse effect on our business, financial condition and results of operations.

We operate two distribution facilities, which house the distribution operations for Ulta retail stores together with the order fulfillment operations of our e-commerce business. In order to support our recent and expected future growth and to maintain the efficient operation of our business, additional distribution centers may need to be added in the future. Our failure to expand our distribution capacity on a timely basis to keep pace with our anticipated growth in stores could have a material adverse effect on our business, financial condition and results of operations.

Any significant interruption in the operations of our two distribution facilities could disrupt our ability to deliver merchandise to our stores in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

We distribute products to our stores without supplementing such deliveries with direct-to-store arrangements from vendors or wholesalers. We are a retailer carrying over 21,000 beauty products that change on a regular basis in response to beauty trends, which makes the success of our operations particularly vulnerable to disruptions in our distribution infrastructure. Any significant interruption in the operation of our supply chain infrastructure, such as disruptions in our information systems, disruptions in operations due to fire or other catastrophic events, labor disagreements, or shipping and transportation problems, could drastically reduce our ability to receive and process orders and provide products and services to our stores, which could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption of our information systems could negatively impact financial results and materially adversely affect our business operations, particularly during the holiday season.

We are increasingly dependent on a variety of information systems to effectively manage the operations of our growing store base and fulfill customer orders from our e-commerce business. We have identified the need to expand and upgrade our information systems to support recent and expected future growth. The failure of our information systems to perform as designed could have an adverse effect on our business and results of our operations. Any material disruption of our systems could disrupt our ability to track, record and analyze the merchandise that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and credit card transactions, and our ability to receive and process e-commerce orders or engage in normal business activities. Moreover, security breaches or leaks of proprietary information, including leaks of customers' private data, could result in liability, decrease customer confidence in our company, and weaken our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Our e-commerce operations, while relatively small, are increasingly important to our business. The Ulta.com website serves as an effective extension of Ulta's marketing and prospecting strategies (beyond catalogs, newspaper inserts and national advertising) by exposing potential new customers to the Ulta brand, product offerings, and enhanced content. As the importance of our website and e-commerce operations to our business grows, we are increasingly vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks could reduce e-commerce sales and damage our brand's reputation.

Increased costs or interruption in our third-party vendors' overseas sourcing operations could disrupt production, shipment or receipt of some of our merchandise, which would result in lost sales and could increase our costs.

We directly source the majority of our gift-with-purchase and other promotional products through third-party vendors using foreign factories. In addition, many of our vendors use overseas sourcing to varying degrees to manufacture some or all of their products. Any event causing a sudden disruption of manufacturing or imports from such foreign countries, including the imposition of additional import restrictions, unanticipated political changes, increased customs duties, legal or economic restrictions on overseas suppliers' ability to produce and deliver products, and natural disasters, could materially harm our operations. We have no long-term supply contracts with respect to such foreign-sourced items, many of which are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from such countries. Our business is also subject to a variety of other risks generally associated with sourcing goods from abroad, such as political instability, disruption of imports by labor disputes and local business practices. Our sourcing operations may also be hurt by health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur overseas or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

A reduction in traffic to, or the closing of, the other destination retailers in the shopping areas where our stores are located could significantly reduce our sales and leave us with unsold inventory, which could have a material adverse effect on our business, financial condition and results of operations.

As a result of our real estate strategy, most of our stores are located in off-mall shopping areas known as power centers or lifestyle centers, which also accommodate other well-known destination retailers. Power centers typically contain three to five big-box anchor stores along with a variety of smaller specialty tenants, while lifestyle centers typically contain a variety of high-end destination retailers but no large anchor stores. As a consequence of most of our stores being located in such shopping areas, our sales are derived, in part, from the volume of traffic generated by the other destination retailers and the anchor stores in the lifestyle centers and power centers where our stores are located. Customer traffic to these shopping areas may be adversely affected by the closing of such destination retailers or anchor stores, or by a reduction in traffic to such stores resulting from a regional economic downturn, a general downturn in the local area where our store is located, or a decline in the desirability of the shopping environment of a particular power center or lifestyle center. Such a reduction in customer traffic would reduce our sales and leave us with excess inventory, which could have a material adverse effect on our business, financial condition and results of operations. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further decrease our gross profits and net income. This risk is more pronounced during the current severe economic downturn which has resulted in a number of national retailers filing for bankruptcy or closing stores due to depressed consumer spending levels.

Diversion of exclusive salon products, or a decision by manufacturers of exclusive salon products to utilize other distribution channels, could negatively impact our revenue from the sale of such products, which could have a material adverse effect on our business, financial condition and results of operations.

The retail products that we sell in our salons are meant to be sold exclusively by professional salons and authorized professional retail outlets. However, incidents of product diversion occur, which involve the selling of salon exclusive haircare products to unauthorized channels such as drug stores, grocery stores or mass merchandisers. Diversion could result in adverse publicity that harms the commercial prospects of our products (if diverted products are old, tainted or damaged), as well as lower product revenues should consumers choose to purchase diverted product from these channels rather than purchasing from one of our salons. Additionally, the various product manufacturers could in the future decide to utilize other distribution channels for such products, therefore widening the availability of these products in other retail channels, which could negatively impact the revenue we earn from the sale of such products.

We rely on our good relationships with vendors to purchase prestige, mass and salon beauty products on reasonable terms. If these relationships were to be impaired, or if certain vendors were unable to supply sufficient merchandise to keep pace with our growth plans, we may not be able to obtain a sufficient selection or volume of merchandise on reasonable terms, and we may not be able to respond promptly to changing trends in beauty products, either of which could have a material adverse effect on our competitive position, our business and financial performance.

We have no long-term supply agreements or exclusive arrangements with vendors and, therefore, our success depends on maintaining good relationships with our vendors. Our business depends to a significant extent on the willingness and ability of our vendors to supply us with a sufficient selection and volume of products to stock our stores. Some of our prestige vendors may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans. We also have strategic partnerships with certain core brands, which have allowed us to benefit from the growing popularity of such brands. Any of our other core brands could in the future decide to scale back or end its partnership with us and strengthen its relationship with our competitors, which could negatively impact the revenue we earn from the sale of such products. If we fail to maintain strong relationships with our existing vendors, or fail to continue acquiring and strengthening relationships with additional vendors of beauty products, our ability to obtain a sufficient amount and variety of merchandise on reasonable terms may be limited, which could have a negative impact on our competitive position.

During fiscal 2009, merchandise supplied to Ulta by our top ten vendors accounted for approximately 46% of our net sales. The loss of or a reduction in the amount of merchandise made available to us by any one of these key vendors, or by any of our other vendors, could have an adverse effect on our business.

If we are unable to protect our intellectual property rights, our brand and reputation could be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We regard our trademarks, trade dress, copyrights, trade secrets, know-how and similar intellectual property as critical to our success. Our principal intellectual property rights include registered and common law trademarks on our name, "Ulta," and other marks incorporating that name, copyrights in our website content, rights to our domain name www.ulta.com and trade secrets and know-how with respect to our Ulta branded product formulations, product sourcing, sales and marketing and other aspects of our business. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with certain of our employees, consultants, suppliers and others to protect our proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, or if other parties infringe on our intellectual property rights, our brand and reputation could be impaired and we could lose customers.

If our manufacturers are unable to produce products manufactured uniquely for Ulta, including Ulta branded products and gift-with-purchase and other promotional products, consistent with applicable regulatory requirements, we could suffer lost sales and be required to take costly corrective action, which could have a material adverse effect on our business, financial condition and results of operations.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party vendors for the manufacture of all products manufactured uniquely for Ulta, including Ulta branded products and gift-with-purchase and other promotional products. Our third-party manufacturers of Ulta products may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with applicable regulatory requirements. If we or our third-party manufacturers fail to comply with applicable regulatory requirements, we could be required to take costly corrective action. In addition, sanctions under the FDC Act may include seizure of products, injunctions against future shipment of products, restitution and disgorgement of profits, operating restrictions and criminal prosecution. The FDA does not have a pre-market approval system for cosmetics, and we believe we are permitted to market our cosmetics and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate our cosmetics or the ingredients included in our cosmetics as drugs. These events could interrupt the marketing and sale of our Ulta products, severely damage our brand reputation and image in the marketplace, increase the cost of our products, cause us to fail to meet customer expectations or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, any of which could result in lost sales, which could have a material adverse effect on our business, financial condition and results of operations.

We, as well as our vendors, are subject to laws and regulations that could require us to modify our current business practices and incur increased costs, which could have a material adverse effect on our business, financial condition and results of operations.

In our U.S. markets, numerous laws and regulations at the federal, state and local levels can affect our business. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. If we fail to comply with any present or future laws or regulations, we could be subject to future liabilities, a prohibition on the operation of our stores or a prohibition on the sale of our Ulta branded products. In particular, failure to adequately comply with the following legal requirements could have a material adverse effect on our business, financial conditions and results of operations:

- Our rapidly expanding workforce, growing in pace with our number of stores, makes us vulnerable to changes in labor and employment laws. In addition, changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability and affect our growth strategy.
- Our salon business is subject to state board regulations and state licensing requirements for our stylists and our salon procedures. Failure to maintain compliance with these regulatory and licensing requirements could jeopardize the viability of our salons.
- We operate stores in California, which has enacted legislation commonly referred to as "Proposition 65" requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. Although we have sought to comply with Proposition 65 requirements, there can be no assurance that we will not be adversely affected by litigation relating to Proposition 65.

In addition, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our vendors' products and our Ulta products are subject to extensive regulation by various federal agencies, including the FDA, the FTC and state attorneys general in the United States. If we, our vendors or the manufacturers of our Ulta products fail to comply with those regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketability of our vendors' products or our Ulta products, resulting in significant loss of net sales. Our failure to comply with FTC or state regulations that cover our vendors' products or our Ulta product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise harm the distribution and sale of our products.

As we grow the number of our stores in new cities and states, we are subject to local building codes in an increasing number of local jurisdictions. Our failure to comply with local building codes, and the failure of our landlords to obtain certificates of occupancy in a timely manner, could cause delays in our new store openings, which could increase our store opening costs, cause us to incur lost sales and profits, and damage our public reputation.

Ensuring compliance with local zoning and real estate land use restrictions across numerous jurisdictions is increasingly challenging as we grow the number of our stores in new cities and states. Our store leases generally require us to provide a certificate of occupancy with respect to the interior build-out of our stores (landlords generally provide the certificate of occupancy with respect to the shell of the store and the larger shopping area and common areas), and while we strive to remain in compliance with local building codes relating to the interior buildout of our stores, the constantly increasing number of local jurisdictions in which we operate makes it increasingly difficult to stay abreast of changes in, and requirements of, local building codes and local building and fire inspectors' interpretations of such building codes. Moreover, our landlords have occasionally been unable, due to the requirements of local zoning laws, to obtain in a timely manner a certificate of occupancy with respect to the shell of our stores and/or the larger shopping centers and/or common areas (which certificate of occupancy is required by local building codes for us to open our store), causing us in some instances to delay store openings. As the number of local building codes and local building and fire inspectors to which we and our landlords are subject increases, we may be increasingly vulnerable to increased construction costs and delays in store openings caused by our or our landlords' compliance with local building codes and local building and fire inspectors' interpretations of such building codes, which increased construction costs and/or delays in store openings could increase our store opening costs, cause us to incur lost sales and profits, and damage our public reputation.

Our Ulta products and salon services may cause unexpected and undesirable side effects that could result in their discontinuance or expose us to lawsuits, either of which could result in unexpected costs and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Unexpected and undesirable side effects caused by our Ulta products for which we have not provided sufficient label warnings, or salon services which may have been performed negligently, could result in the discontinuance of sales of our products or of certain salon services or prevent us from achieving or maintaining market acceptance of the affected products and services. Such side effects could also expose us to product liability or negligence lawsuits. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. These events could cause negative publicity regarding our company, brand or products, which could in turn harm our reputation and net sales, which could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing certain aspects of our business operations, which could have a material adverse effect on our business, financial condition and results of operations.

Our technologies, promotional products purchased from third-party vendors, or Ulta products or potential products in development may infringe rights under patents, patent applications, trademark, copyright or other intellectual property rights of third parties in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a third party were to bring an intellectual property infringement suit against us, we could be forced to stop or delay development, manufacturing, or sales of the product that is the subject of the suit.

As a result of intellectual property infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened intellectual property infringement claims, we are unable to enter into licenses on acceptable terms. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. The inability to enter into licenses could harm our business significantly.

In addition to infringement claims against us, we may become a party to other patent or trademark litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office (USPTO) proceedings before the USPTO's Trademark Trial and Appeal Board and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to products purchased from third-party vendors or our Ulta branded products and technology. Some of our competitors may be able to sustain the costs of such litigation or proceedings better than us because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could impair our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in the demand for, or the price of, raw materials used to build and remodel our stores could hurt our profitability.

The raw materials used to build and remodel our stores are subject to availability constraints and price volatility caused by weather, supply conditions, government regulations, general economic conditions and other unpredictable factors. As a retailer engaged in an active building and remodeling program, we are particularly vulnerable to increases in construction and remodeling costs. As a result, increases in the demand for, or the price of, raw materials could hurt our profitability.

Increases in costs of mailing, paper and printing will affect the cost of our catalog and promotional mailings, which will reduce our profitability.

Postal rate increases and paper and printing costs affect the cost of our catalog and promotional mailings. In response to any future increases in mailing costs, we may consider reducing the number and size of certain catalog editions. In addition, we rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not a party to any long-term contracts for the supply of paper. The cost of paper fluctuates significantly, and our future paper costs are subject to supply and demand forces that we cannot control. Future additional increases in postal rates or in paper or printing costs would reduce our profitability to the extent that we are unable to offset those increases by raising selling prices or by reducing the number and size of certain catalog editions.

Our secured revolving credit facility contains certain restrictive covenants that could limit our operational flexibility, including our ability to open stores.

We have a $200 million secured revolving credit facility, or credit facility, with a term expiring May 2011. Substantially all of our assets are pledged as collateral for outstanding borrowings under the agreement. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.00% up to $100 million and 1.25% thereafter. The credit facility agreement contains usual and customary restrictive covenants relating to our management and the operation of our business. These covenants, among other things, restrict our ability to grant liens on our assets, incur additional indebtedness, pay cash dividends and redeem our stock, enter into transactions with affiliates and merge or consolidate with another entity. These covenants could restrict our operational flexibility and any failure to comply with these covenants or our payment obligations would limit our ability to borrow under the credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment. In addition, when our current facility matures in May 2011, we may be unable to obtain similar terms on a new credit facility due to the uncertainty and volatility in the credit markets.

We will need to raise additional funds to pursue our growth strategy, and we may be unable to raise capital when needed, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time we will seek additional equity or debt financing to provide for capital expenditures and working capital consistent with our growth strategy. In addition, if general economic, financial or political conditions in our markets change, or if other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our belief as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital to meet those needs. If financing is not available on satisfactory terms or at all, we may be unable to execute our growth strategy as planned and our results of operations may suffer.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can periodically certify as to the effectiveness of our internal controls over financial reporting. As a result, we have been required to improve our financial and managerial controls, reporting systems and procedures and have incurred and will continue to incur expenses to test our systems and to make such improvements. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

The market price for our common stock may be volatile, and an investor may not be able to sell our stock at a favorable price or at all.

The market price of our common stock is likely to fluctuate significantly from time to time in response to factors including:

- differences between our actual financial and operating results and those expected by investors;
- fluctuations in quarterly operating results;
- our performance during peak retail seasons such as the holiday season;
- market conditions in our industry and the economy as a whole;
- changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock or any failure to meet the estimates made by research analysts;
- investors' perceptions of our prospects and the prospects of the beauty products and salon services industries;
- the performance of our key vendors;
- announcements by us, our vendors or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;
- introductions of new products or new pricing policies by us or by our competitors;
- small trading volumes and small public float;
- stock transactions by our principal stockholders;
- recruitment or departure of key personnel; and
- the level and quality of securities research analyst coverage for our common stock.

In addition, public announcements by our competitors, other retailers and vendors concerning, among other things, their performance, strategy, or accounting practices could cause the market price of our common stock to decline regardless of our actual operating performance.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could result in a decline in the price of our common stock.

Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our comparable store sales and quarterly financial performance, including:

- general U.S. economic conditions and, in particular, the retail sales environment;
- changes in our merchandising strategy or mix;
- performance of our new and remodeled stores;
- the effectiveness of our inventory management;
- timing and concentration of new store openings, including additional human resource requirements and related pre-opening and other start-up costs;
- cannibalization of existing store sales by new store openings;
- levels of pre-opening expenses associated with new stores;
- timing and effectiveness of our marketing activities, such as catalogs and newspaper inserts;
- seasonal fluctuations due to weather conditions; and
- actions by our existing or new competitors.

Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, the price of our common stock would likely decline. For more information on our quarterly results of operations, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our current principal stockholders have significant influence over us and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

Our principal stockholders own or control, in the aggregate, approximately 35% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant influence over our management and policies. Such concentration of voting power could have the effect of delaying or deterring a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with stockholders holding such significant influence.

Anti-takeover provisions in our organizational documents, stockholder rights agreement and Delaware law may discourage or prevent a change in control, even if a sale of the Company would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and by-laws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

- dividing our board of directors into three classes serving staggered three-year terms;

- authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;
- prohibiting stockholder actions by written consent;
- prohibiting our stockholders from calling a special meeting of stockholders;
- prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with a two-thirds majority stockholder approval; and
- requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

As permitted by our amended and restated certificate of incorporation and by-laws, we have a stockholder rights agreement, sometimes known as a "poison pill," which provides for the issuance of a new series of preferred stock to holders of common stock. In the event of a takeover attempt, this preferred stock gives rights to holders of common stock other than the acquirer to buy additional shares of common stock at a discount, leading to the dilution of the acquirer's stake.

We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation, by-laws and stockholder rights agreement and of Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

All of our retail stores, corporate offices and distribution and warehouse facilities are leased or subleased. Our retail stores are conveniently located in high-traffic, primarily off-mall locations such as power centers and lifestyle centers with other destination retailers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. Most of our retail store leases provide for a fixed minimum annual rent and have a fixed term with options for two or three extension periods of five years each, exercisable at our option. As of January 30, 2010, we operated 346 retail stores in 38 states, as shown in the table below:

State	Number of Stores
Alabama	7
Arizona	23
Arkansas	1
California	30
Colorado	11
Connecticut	1
Delaware	1
Florida	24
Georgia	16
Illinois	32
Indiana	6
Iowa	3
Kansas	1
Kentucky	2
Louisiana	2
Maryland	6
Massachusetts	4
Michigan	9
Minnesota	7
Mississippi	3
Missouri	3
Nebraska	2
Nevada	6
New Jersey	11
New York	13
North Carolina	13
Ohio	7
Oklahoma	7
Oregon	3
Pennsylvania	16
Rhode Island	1
South Carolina	6
Tennessee	3
Texas	46
Utah	2
Virginia	10
Washington	5
Wisconsin	3
Total	346

As of January 30, 2010, we operated two distribution facilitates located in Romeoville, Illinois and Phoenix, Arizona. The Romeoville warehouse contains approximately 317,000 square feet, including an overflow facility. The lease for the Romeoville warehouse expires on April 30, 2015 and has one renewal option with a term of five years. The Phoenix warehouse contains approximately 330,000 square feet. The lease for the Phoenix warehouse expires on March 31, 2019 and has three renewal options with terms of five years each.

We have corporate offices in two separate locations. Our principal executive office is in Bolingbrook, Illinois and our secondary corporate office is in Romeoville, Illinois, on the site of the Romeoville warehouse. The lease for the Bolingbrook office expires on August 31, 2018 and the lease for the Romeoville office expires on April 30, 2015. We have secured additional office space in Bolingbrook, Illinois for corporate use to accommodate future human resource requirements over the next several years.

Item 3. *Legal Proceedings*

Securities litigation — In December 2007 and January 2008, three putative securities class action lawsuits were filed against us and certain of our current and then-current executive officers in the United States District Court for the Northern District of Illinois. Each suit alleged that the prospectus and registration statement filed pursuant to our initial public offering contained materially false and misleading statements and failed to disclose material facts. Each suit claimed violations of Sections 11, 12(a)(2) and/or 15 of the Securities Act of 1933, and the two later filed suits added claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as the associated Rule 10b-5. In February 2008, two of the plaintiffs filed competing motions to consolidate the actions and appoint lead plaintiffs and lead plaintiffs' counsel. On March 18, 2008, after one of the plaintiffs withdrew his motion, the suits were consolidated and plaintiffs in the Mirsky v. ULTA action were appointed lead plaintiffs. Lead plaintiffs filed their amended complaint on May 19, 2008. The amended complaint alleged no new violations of the securities laws not asserted in the prior complaints. It added no new defendants and dropped one of the then-current officers as a defendant. On July 21, 2008, defendants filed a motion to dismiss the amended complaint. On September 24, 2008, lead plaintiffs filed their opposition to the motion to dismiss, and on October 24, 2008, defendants filed their reply memorandum in support of their motion to dismiss. On March 19, 2009, defendants' motion to dismiss was denied.

On May 29, 2009, we and our primary insurance carrier engaged in a mediation with counsel representing the putative class. Although we continue to deny plaintiffs' allegations, in the interest of putting this matter behind us, we and our insurer reached a settlement with plaintiffs. On August 7, 2009, the Court entered an order preliminarily approving the settlement, approving the form and manner of notice to putative class members, and setting a final hearing to determine whether to approve the settlement. On November 16, 2009, the Court held a final hearing and, no class members having objected to the settlement or having requested exclusion from the settlement class, the Court entered a final order dismissing all three consolidated cases with prejudice. The time for appeal expired on December 16, 2009 without any appeal or other challenge to the judgment being made. All amounts paid under the settlement have been paid out of proceeds of our directors and officers liability insurance coverage.

General litigation — In July 2009, a putative employment class action lawsuit was filed against us and certain unnamed defendants in State Court in California. The suit alleges that Ulta misclassified its store General Managers and Salon Managers as exempt from the Fair Labor Standards Act and California Labor Code. The suit seeks to recover damages and penalties as a result of this alleged misclassification. On August 27, 2009, we filed our answer to the lawsuit, and on August 31, 2009 we moved the action to the United States District Court for the Northern District of California. On November 2, 2009, the plaintiffs filed an amended complaint adding another named plaintiff. Although we believe that we have meritorious defenses to the claims made in the putative class action and intend to contest the lawsuit vigorously, an adverse resolution could have a material adverse effect on our financial position and results of operations in the period in which the lawsuit is resolved. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuit.

We are also involved in various legal proceedings that are incidental to the conduct of our business. In the opinion of management, the amount of any liability with respect to these proceedings, either individually or in the aggregate, will not be material.

Item 4. ***[Reserved]***

EXECUTIVE OFFICERS OF THE REGISTRANT

The names of our executive officers, their ages and their positions are shown below:

Name	Age	Position
Lyn P. Kirby	56	President, Chief Executive Officer and Director
Gregg R. Bodnar	45	Chief Financial Officer and Assistant Secretary
Robert S. Guttman	57	Senior Vice President, General Counsel & Secretary
Wayne D. L'Heureux	51	Senior Vice President — Human Resources

There is no family relationship between any of the Directors or executive officers and any other Director or executive officer of Ulta.

Lyn P. Kirby. Ms. Kirby has been our President, Chief Executive Officer and Director since December 1999. Prior to joining Ulta, Ms. Kirby was President of Circle of Beauty, a subsidiary of Sears, from March 1998 to December 1999; Vice President and General Manager of new business for Gryphon Development, a subsidiary of Limited Brands, Inc. from 1995 to March 1998; and Vice President of Avon Products Inc. and general manager of the gift business, the in-house creative agency and color cosmetics prior to 1995.

Gregg R. Bodnar. Mr. Bodnar has been our Chief Financial Officer and Assistant Secretary since October 2006. Prior to joining Ulta, Mr. Bodnar was Senior Vice President and Chief Financial Officer of Borders International (a subsidiary of Borders Group, Inc.) from January 2003 to June 2006. From 1996 to 2003, Mr. Bodnar served in various positions of increasing responsibility within the finance department of Borders Group, Inc., and from 1993 to 1996, served as Vice President, Finance and Chief Financial Officer of Rao Group Inc. Mr. Bodnar was an auditor and certified public accountant at the public accounting firm of Coopers & Lybrand from 1988 to 1993.

Robert S. Guttman. Mr. Guttman has been our Senior Vice President, General Counsel & Secretary since August 2007. Prior to joining Ulta, Mr. Guttman was Vice President, General Counsel and Secretary of The Reynolds and Reynolds Company from August 2005 to October 2006. From 2000 to 2005, Mr. Guttman served as Senior Vice President, General Counsel and Secretary of CCC Information Services, Inc. Prior to that time, Mr. Guttman was an Associate General Counsel with Sears, Roebuck and Co., having served in various positions as a lawyer with Sears from 1986 to 2000.

Wayne D. L'Heureux. Mr. L'Heureux has been our Senior Vice President — Human Resources since October 2004. Prior to joining Ulta, Mr. L'Heureux was Vice President Field Human Resources of AutoNation from 2003 to 2004. From 2000 to 2002, Mr. L'Heureux served as Vice President, Human Resources of Spherion Corporation. From 1996 to 2000, Mr. L'Heureux served as Vice President Human Resources at Volvo Cars North America. Prior to 1996 he served as Vice President Retail Human Resources with Office Depot and in various Human Resources positions in the PepsiCo organization and Contel Corporation.

Part II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock has traded on the NASDAQ Global Select Market under the symbol "Ulta" since October 25, 2007. Our initial public offering was priced at $18.00 per share. The following table sets forth the high and low sales prices for our common stock on the NASDAQ Global Select Market during fiscal years 2009 and 2008:

Fiscal Year 2009	High	Low
First quarter	$ 8.75	$ 4.29
Second quarter	11.56	8.36
Third quarter	17.44	10.25
Fourth quarter	21.61	15.14

Fiscal Year 2008	High	Low
First quarter	$15.92	$10.49
Second quarter	14.99	9.43
Third quarter	14.70	8.05
Fourth quarter	10.30	5.76

Holders of the Registrant's Common Stock

The last reported sale price of our common stock on the NASDAQ Global Select Market on March 25, 2010 was $22.72 per share. As of March 25, 2010, we had 181 holders of record of our common stock. Because many shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the foreseeable future. We evaluate our dividend policy on a periodic basis. Any dividend we might declare in the future would be subject to the applicable provisions of our credit agreement, which currently restricts our ability to pay cash dividends.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about Ulta common stock that may be issued under our equity compensation plans as of January 30, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,790,506	$11.18	2,118,825
Equity compensation plans not approved by security holders	—	—	—
Total	5,790,506	$11.18	2,118,825

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Set forth below is a graph comparing the cumulative total stockholder return on Ulta's common stock with the NASDAQ Global Select Market Composite Index (NQGS) and the S&P Retail Index (RLX) for the period covering Ulta's first trading day on October 25, 2007 through the end of Ulta's fiscal year ended January 30, 2010. The graph assumes an investment of $100 made at the closing of trading on October 25, 2007, in (i) Ulta's common stock, (ii) the stocks comprising the NQGS, and (iii) stocks comprising the RLX. All values assume reinvestment of the full amount of all dividends, if any, into additional shares of the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable time period.


$120
$100
$80
$60
$40
$20
$0
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Ulta
NQGS
RLX

Item 6. *Selected Financial Data*

The following table presents our selected financial data. The table should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

	Fiscal Year Ended(1)				
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
	(In thousands, except per share and per square foot data)				
Consolidated income statement:					
Net sales(2)	$1,222,771	$1,084,646	$ 912,141	$ 755,113	$ 579,075
Cost of sales	849,722	756,712	628,495	519,929	404,794
Gross profit	373,049	327,934	283,646	235,184	174,281
Selling, general and administrative expenses	298,893	267,322	225,167	188,000	140,145
Pre-opening expenses	6,003	14,311	11,758	7,096	4,712
Operating income	68,153	46,301	46,721	40,088	29,424
Interest expense	2,202	3,943	4,542	3,314	2,951
Income before income taxes	65,951	42,358	42,179	36,774	26,473
Income tax expense	26,595	17,090	16,844	14,231	10,504
Net income	$ 39,356	$ 25,268	$ 25,335	$ 22,543	$ 15,969
Net income per common share:					
Basic	$ 0.68	$ 0.44	$ 0.69	$ 1.38	$ 0.74
Diluted	$ 0.66	$ 0.43	$ 0.48	$ 0.45	$ 0.33
Weighted average common shares outstanding:					
Basic	57,915	57,425	20,383	5,771	4,094
Diluted	59,237	58,967	53,293	49,921	48,196
Other operating data:					
Comparable store sales increase(3)	1.4%	0.2%	6.4%	14.5%	8.3%
Number of stores end of year	346	311	249	196	167
Total square footage end of year	3,613,840	3,240,579	2,589,244	2,023,305	1,726,563
Total square footage per store(4)	10,445	10,420	10,399	10,323	10,339
Average total square footage(5)	3,459,628	2,960,355	2,283,935	1,857,885	1,582,935
Net sales per average total square foot(6)	$ 353	$ 366	$ 399	$ 398	$ 366
Capital expenditures	68,105	110,863	101,866	62,331	41,607
Depreciation and amortization	62,166	51,445	39,503	29,736	22,285
Consolidated balance sheet data:					
Cash and cash equivalents	$ 4,017	$ 3,638	$ 3,789	$ 3,645	$ 2,839
Working capital	136,417	159,695	117,039	88,105	76,473
Property and equipment, net	290,861	292,224	236,389	162,080	133,003
Total assets	553,635	568,932	469,413	338,597	282,615
Total debt(7)	—	106,047	74,770	55,529	50,173
Total stockholders' equity	292,608	244,968	211,503	148,760	123,015

(1) Our fiscal year-end is the Saturday closest to January 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years.

(2) Fiscal 2006 was a 53-week operating year and the 53rd week represented approximately $16.4 million in net sales.

(3) Comparable store sales increase reflects sales for stores beginning on the first day of the 14th month of operation. Remodeled stores are included in comparable store sales unless the store was closed for a portion of the current or comparable prior year.

(4) Total square footage per store is calculated by dividing total square footage at end of year by number of stores at end of year.

(5) Average total square footage represents a weighted average which reflects the effect of opening stores in different months throughout the year.

(6) Net sales per average total square foot was calculated by dividing net sales for the year by the average square footage for those stores open during each year. Fiscal 2006 net sales per average total square foot were adjusted to exclude the net sales effect of the 53rd week.

(7) Total debt includes approximately $4.8 million related to the Series III preferred stock, which is presented between the liabilities section and the equity section of our balance sheet for all years prior to February 2, 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "plans," "estimates," or other comparable words. Any forward-looking statements contained in this Form 10-K are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties, which include, without limitation: the impact of weakness in the economy; changes in the overall level of consumer spending; changes in the wholesale cost of our products; the possibility that we may be unable to compete effectively in our highly competitive markets; the possibility that our continued opening of new stores could strain our resources and have a material adverse effect on our business and financial performance; the possibility that new store openings may be impacted by developer or co-tenant issues; the possibility that the capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans; the possibility of material disruptions to our information systems; weather conditions that could negatively impact sales; and other risk factors detailed in our public filings with the Securities and Exchange Commission (the "SEC"), including risk factors contained in Item 1A, "Risk Factors" of this Annual Report on Form 10-K for the year ended January 30, 2010. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments. References in the following discussion to "we", "us", "our", "the Company", "Ulta" and similar references mean Ulta Salon, Cosmetics & Fragrance, Inc. unless otherwise expressly stated or the context otherwise requires.

Overview

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through separate distribution channels. In 1999 we embarked on a multi-year strategy to understand and embrace what women want in a beauty retailer and transform Ulta into the shopping experience that it is today. We pioneered what we believe to be our unique combination of beauty superstore and specialty store attributes. We believe our strategy provides us with the competitive advantages that have contributed to our strong financial performance.

We are currently the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We combine the unique elements of a beauty superstore with the distinctive environment and experience of a specialty retailer. Key aspects of our beauty superstore strategy include our ability to offer our customers a broad selection of over 21,000 beauty products across the categories of cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools, as well as salon haircare products. We focus on delivering a compelling value proposition to our customers across all of our product categories. Our stores are conveniently located in high-traffic, primarily off-mall locations such as power centers and lifestyle centers with other destination retailers. As of January 30, 2010, we operated 346 stores across 38 states. In addition to these fundamental elements of a beauty superstore, we strive to offer an uplifting shopping experience through what we refer to as "The Five E's": Escape, Education, Entertainment, Esthetics and Empowerment.

The continued growth of our business and any future increases in net sales, net income and cash flows is dependent on our ability to execute our growth strategy, including growing our store base, expanding our prestige brand offerings, driving incremental salon traffic, expanding our online business and continuing to enhance our brand awareness. We believe that the steadily expanding U.S. beauty products and services industry, the shift in distribution of prestige beauty products from department stores to specialty retail stores, coupled with Ulta's competitive strengths, positions us to capture additional market share in the industry through successful execution of our growth strategy.

Comparable store sales is a key metric that is monitored closely within the retail industry. We do not expect our comparable store sales increases over the next five years to reflect the sustained high single digit to low double digit increases we experienced in 2005 through early 2007. We believe the sequential decline in our quarterly comparable store sales during 2008 and the comparable store sales declines in first and second quarter 2009 were due primarily to the difficult economic environment. While we have experienced some level of stabilization in our comparable store sales during the course of 2009, and recorded a positive comparable store sales increase in the third and fourth quarters of 2009, the continuing economic uncertainty may impact the level of comparable store sales we can achieve.

The Company adopted a structured stock option compensation program in July 2007. The award of stock options under this program will result in increased stock-based compensation expense in future periods as compared to the expense reflected in our historical financial statements.

Over the long-term, our growth strategy is to increase total net sales through increases in our comparable store sales and by opening new stores. Gross profit as a percentage of net sales is expected to increase as a result of our ability to leverage our supply chain infrastructure and fixed store costs with comparable store sales increases. We plan to continue to improve our operating results by leveraging our fixed costs and decreasing our selling, general and administrative expenses, as a percentage of our net sales.

On October 30, 2007, we completed an initial public offering in which we sold 7,666,667 shares of common stock resulting in net proceeds of $123.5 million after deducting underwriting discounts and commissions and offering expenses. Selling stockholders sold 2,153,928 additional shares of common stock. We did not receive any proceeds from the sale of shares by the selling stockholders. We used the net proceeds from the offering to pay $93.0 million of accumulated dividends in arrears on our preferred stock, which satisfied all amounts due with respect to accumulated dividends, $4.8 million to redeem our Series III preferred stock, and $25.7 million to reduce our borrowings under our third amended and restated loan and security agreement and for general corporate purposes. Also in connection with the offering, we converted preferred shares into 41,524,002 common shares and restated the par value of our common stock to $0.01 per share.

Global economic conditions

The global economic crisis and the continued volatility and disruption to the capital and credit markets have had a significant, adverse impact on global economic conditions, resulting in additional significant recessionary pressures and declines in consumer confidence and economic growth. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike, and a corresponding decrease in global infrastructure spending. Continued turbulence in the United States and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

Current business trends

During fiscal 2008, we experienced a deceleration of our comparable store sales increases. Our comparable store increases for the first, second, and third quarters of fiscal 2008 were 3.9%, 3.7%, and 2.0%, respectively. The deceleration was especially apparent during the fourth quarter when we reported a comparable store sales decrease of 5.5%. We believe that the deterioration of the U.S. economy was the primary contributing factor to our comparable store sales deceleration throughout fiscal 2008.

During fiscal 2009, we experienced a sequential improvement in our comparable store sales. Comparables store sales for the first, second, third and fourth quarters of fiscal 2009 were -2.3%, -1.7%, 1.5% and 6.2%, respectively. We believe the improvement in our comparable store sales trends is due to a combination of factors including our ability to better plan our marketing and merchandise programs for the challenging economic environment and the relatively lower comparable in the prior year fourth quarter period. We also believe that overall consumer sentiment and shopping patterns improved somewhat in the second half of 2009 which may have contributed to our improving trends when compared to 2008.

Basis of presentation

Net sales include store and e-commerce merchandise sales as well as salon service revenue. Salon service revenue represents less than 10% of our combined product sales and services revenues and therefore, these revenues are combined with product sales. We recognize merchandise revenue at the point of sale (POS) in our retail stores and the time of shipment in the case of Internet sales. Merchandise sales are recorded net of estimated returns. Salon service revenue is recognized at the time the service is provided. Gift card sales revenue is deferred until the customer redeems the gift card. Company coupons and other incentives are recorded as a reduction of net sales.

Comparable store sales reflect sales for stores beginning on the first day of the 14th month of operation. Therefore, a store is included in our comparable store base on the first day of the period after one year of operations plus the initial one month grand opening period. Non-comparable store sales include sales from new stores that have not yet completed their 13th month of operation and stores that were closed for part or all of the period in either year as a result of remodel activity. Remodeled stores are included in comparable store sales unless the store was closed for a portion of the current or prior period. E-commerce merchandise sales are excluded from comparable store sales. There may be variations in the way in which some of our competitors and other retailers calculate comparable or same store sales. As a result, data herein regarding our comparable store sales may not be comparable to similar data made available by our competitors or other retailers.

Comparable store sales is a critical measure that allows us to evaluate the performance of our store base as well as several other aspects of our overall strategy. Several factors could positively or negatively impact our comparable store sales results:

- the general national, regional and local economic conditions and corresponding impact on customer spending levels;
- the introduction of new products or brands;
- the location of new stores in existing store markets;
- competition;
- our ability to respond on a timely basis to changes in consumer preferences;
- the effectiveness of our various marketing activities; and
- the number of new stores opened and the impact on the average age of all of our comparable stores.

Cost of sales includes:

- the cost of merchandise sold, including all vendor allowances, which are treated as a reduction of merchandise costs;
- warehousing and distribution costs including labor and related benefits, freight, rent, depreciation and amortization, real estate taxes, utilities, and insurance;
- store occupancy costs including rent, depreciation and amortization, real estate taxes, utilities, repairs and maintenance, insurance, licenses, and cleaning expenses;
- salon payroll and benefits;
- customer loyalty program expense; and
- shrink and inventory valuation reserves.

Our cost of sales may be negatively impacted as we open an increasing number of stores. Changes in our merchandise mix may also have an impact on cost of sales. This presentation of items included in cost of sales may not be comparable to the way in which our competitors or other retailers compute their cost of sales.

Selling, general and administrative expenses include:

- payroll, bonus and benefit costs for retail and corporate employees;
- advertising and marketing costs;
- occupancy costs related to our corporate office facilities;
- stock-based compensation expense related to option grants which will result in increases in expense as we implemented a structured stock option compensation program in 2007;
- depreciation and amortization for all assets except those related to our retail and warehouse operations, which is included in cost of sales; and
- legal, finance, information systems and other corporate overhead costs.

This presentation of items in selling, general and administrative expenses may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses.

Pre-opening expense includes non-capital expenditures during the period prior to store opening for new and remodeled stores including rent during the construction period for new stores, store set-up labor, management and employee training, and grand opening advertising.

Interest expense includes interest costs associated with our credit facility, which is structured as an asset based lending instrument. Our interest expense will fluctuate based on the seasonal borrowing requirements associated with acquiring inventory in advance of key holiday selling periods and fluctuation in the variable interest rates we are charged on outstanding balances. Our credit facility is used to fund seasonal inventory needs and new and remodel store capital requirements in excess of our cash flow from operations. Our credit facility interest is based on a variable interest rate structure which can result in increased cost in periods of rising interest rates.

Income tax expense reflects the federal statutory tax rate and the weighted average state statutory tax rate for the states in which we operate stores.

Results of operations

Our fiscal years are the 52 or 53 week periods ending on the Saturday closest to January 31. The Company's fiscal years ended January 30, 2010, January 31, 2009 and February 2, 2008 were 52 week years and are hereafter referred to as fiscal 2009, fiscal 2008 and fiscal 2007.

The following tables present the components of our results of operations for the periods indicated:

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
	(In thousands, except number of stores)		
Net sales	$1,222,771	$1,084,646	$912,141
Cost of sales	849,722	756,712	628,495
Gross profit	373,049	327,934	283,646
Selling, general and administrative expenses	298,893	267,322	225,167
Pre-opening expenses	6,003	14,311	11,758
Operating income	68,153	46,301	46,721
Interest expense	2,202	3,943	4,542
Income before income taxes	65,951	42,358	42,179
Income tax expense	26,595	17,090	16,844
Net income	$ 39,356	$ 25,268	$ 25,335
Other operating data:			
Number of stores end of period	346	311	249
Comparable store sales increase	1.4%	0.2%	6.4%

	Fiscal Year Ended		
(Percentage of Net Sales)	January 30, 2010	January 31, 2009	February 2, 2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.5%	69.8%	68.9%
Gross profit	30.5%	30.2%	31.1%
Selling, general and administrative expenses	24.4%	24.6%	24.7%
Pre-opening expenses	0.5%	1.3%	1.3%
Operating income	5.6%	4.3%	5.1%
Interest expense	0.2%	0.4%	0.5%
Income before income taxes	5.4%	3.9%	4.6%
Income tax expense	2.2%	1.6%	1.8%
Net income	3.2%	2.3%	2.8%

Fiscal year 2009 versus fiscal year 2008

Net sales

Net sales increased $138.2 million, or 12.7%, to $1,222.8 million in fiscal 2009 compared to $1,084.6 million in fiscal 2008. This increase is due to the opening of 35 net new stores in 2009 and a 1.4% increase in comparable store sales which was primarily due to a 3.6% increase in store traffic. Non-comparable stores, which include stores opened in fiscal 2009 as well as stores opened in fiscal 2008 which have not yet turned comparable, contributed $123.3 million of the net sales increase while comparable stores contributed $14.9 million of the total net sales increase. Fiscal 2009 comparable store sales were positively affected by the 6.2% increase in comparable store sales in the fourth quarter. We believe the improvement in our comparable store sales trends is due to a combination of factors including our ability to better plan our marketing and merchandise programs for the challenging environment and the relatively lower comparable in the prior year fourth quarter period. We also believe that overall consumer sentiment and shopping patterns improved somewhat in the second half of 2009 which may have contributed to our improving trends when compared to 2008.

Gross profit

Gross profit increased $45.1 million, or 13.8%, to $373.0 million in fiscal 2009, compared to $327.9 million, in fiscal 2008. Gross profit as a percentage of net sales increased 30 basis points to 30.5% in fiscal 2009 compared to 30.2% in fiscal 2008. Gross profit in fiscal 2009 was impacted by:

- a 70 basis point improvement due to supply chain efficiencies including labor and freight; offset by
- 40 basis points of deleverage of fixed store costs due to the impacts of our new store program; the level of fixed store costs deleverage improved during the course of fiscal 2009 as the rate of square footage growth slowed consistent with the decrease in our fiscal 2009 new store program as compared to fiscal 2008 and 2007.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses increased $31.6 million, or 11.8%, to $298.9 million in fiscal 2009 compared to $267.3 million in fiscal 2008. As a percentage of net sales, SG&A expenses decreased 20 basis points to 24.4% in fiscal 2009 compared to 24.6% in fiscal 2008. SG&A expense as a percentage of sales was primarily impacted by:

- a 40 basis point improvement in variable store expense leverage attributed to cost management strategies;
- a 20 basis point improvement in marketing expense leverage attributed to improved cost efficiencies while total number of marketing impressions were maintained at historical levels; offset by
- a 40 basis point deleverage of general corporate overhead which is attributed to a 90 basis point, or $11.6 million, increase in incentive compensation compared to the prior year.

Pre-opening expenses

Pre-opening expenses decreased $8.3 million, or 58.1%, to $6.0 million in fiscal 2009 compared to $14.3 million in fiscal 2008. During fiscal 2009, we opened 37 new stores and remodeled 6 stores. During fiscal 2008, we opened 63 new stores and remodeled 8 stores.

Interest expense

Interest expense decreased $1.7 million, or 44.2%, to $2.2 million in fiscal 2009 compared to $3.9 million in fiscal 2008 primarily due to a $45 million decrease in the weighted-average debt outstanding on our variable rate credit facility during fiscal 2009.

Income tax expense

Income tax expense of $26.6 million in fiscal 2009 represents an effective tax rate of 40.3%, compared to fiscal 2008 tax expense of $17.1 million which represents an effective tax rate of 40.3%.

Net income

Net income increased $14.1 million, or 55.8%, to $39.4 million in fiscal 2009 compared to $25.3 million in fiscal 2008. The increase in net income was primarily due to an increase in gross profit of $45.1 million and a $8.3 million decrease in pre-opening expenses, which were offset by a $31.6 million increase in selling, general and administrative expenses and a $9.5 million increase in income tax expense.

Fiscal year 2008 versus fiscal year 2007

Net sales

Net sales increased $172.5 million, or 18.9%, to $1,084.6 million in fiscal 2008 compared to $912.1 million in fiscal 2007. This increase was due to the opening of 62 net new stores in 2008 and a 0.2% increase in comparable store sales. Non-comparable stores, which include stores opened in fiscal 2008 as well as stores opened in fiscal 2007 which have not yet turned comparable, contributed $170.7 million of the net sales increase while comparable stores contributed $1.8 million of the total net sales increase. Fiscal 2008 comparable store sales were significantly affected by the 5.5% decrease in comparable store sales in the fourth quarter. We believe the continued deterioration and uncertainty in the United States economy were significant contributing factors to our decreased comparable store sales during fiscal 2008, especially during the holiday season when consumers significantly reduced discretionary spending.

Gross profit

Gross profit increased $44.3 million, or 15.6%, to $327.9 million in fiscal 2008, compared to $283.6 million, in fiscal 2007. Gross profit as a percentage of net sales decreased 90 basis points to 30.2% in fiscal 2008 compared to 31.1% in fiscal 2007. Gross profit in fiscal 2008 was impacted by:

- a 90 basis point deleverage of fixed store costs primarily driven by the acceleration of our new store program over the last two years;
- a 20 basis point deleverage of distribution center costs due to one-time start-up costs and fixed on-going operating costs of our new Phoenix distribution center opened in the first quarter fiscal 2008; and
- a 20 basis point improvement in freight cost leverage due to an improved transportation network due to the addition of our new Phoenix distribution center and other cost management strategies.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses increased $42.1 million, or 18.7%, to $267.3 million in fiscal 2008 compared to $225.2 million in fiscal 2007. As a percentage of net sales, SG&A expenses decreased 10 basis points to 24.6% in fiscal 2008 compared to 24.7% in fiscal 2007. SG&A expenses were primarily impacted by:

- operating expenses from new stores opened in fiscal 2008 and 2007;
- a 60 basis point improvement in leverage of corporate overhead and store variable costs, including a 40 basis point decrease in incentive compensation expense as compared to fiscal 2007;
- a 40 basis point increase in marketing expense driven by an increased number of advertising vehicles and circulation to drive customer traffic in a weaker economic environment; and
- a 20 basis point increase in stock compensation expense.

Pre-opening expenses

Pre-opening expenses increased $2.5 million, or 21.7%, to $14.3 million in fiscal 2008 compared to $11.8 million in fiscal 2007. During fiscal 2008, we opened 63 new stores and remodeled 8 stores. During fiscal 2007, we opened 53 new stores and remodeled 17 stores.

Interest expense

Interest expense decreased $0.6 million, or 13.2%, to $3.9 million in fiscal 2008 compared to $4.5 million in fiscal 2007 primarily due to a 200 basis point decrease in the weighted-average interest rate on our variable rate credit facility during fiscal 2008, partially offset by increased borrowings.

Income tax expense

Income tax expense of $17.1 million in fiscal 2008 represents an effective tax rate of 40.3%, compared to fiscal 2007 tax expense of $16.8 million which represents an effective tax rate of 39.9%. The increase in the effective tax rate is primarily due to an increase in non-deductible stock compensation expense.

Net income

Net income in fiscal 2008 was flat in comparison to fiscal 2007. Net income was impacted by an increase in gross profit of $44.3 million which was offset by increases in selling, general and administrative expenses and pre-opening expenses.

Liquidity and capital resources

Our primary cash needs are for capital expenditures for new, relocated and remodeled stores, increased merchandise inventories related to store expansion, and for continued improvement in our information technology systems.

Our primary sources of liquidity are cash flows from operations, including changes in working capital, and borrowings under our credit facility. The most significant component of our working capital is merchandise inventories reduced by related accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day, or within several days of the related sale, while we typically have up to 30 days to pay our vendors.

Our working capital needs are greatest from August through November each year as a result of our inventory build-up during this period for the approaching holiday season. This is also the time of year when we are at maximum investment levels in our new store class and may not have collected all of the landlord allowances due to us as part of our lease agreements. Based on past performance and current expectations, we believe that cash generated from operations and borrowings under the credit facility will satisfy the Company's working capital needs, capital expenditure needs, commitments, and other liquidity requirements through at least the next 12 months.

On October 30, 2007, we completed an initial public offering in which we sold 7,666,667 shares of common stock to the public at a price of $18.00 per share resulting in aggregate gross proceeds from the sale of shares of common stock of $138.0 million. Selling stockholders sold 2,153,928 additional shares of common stock. We did not receive any proceeds from the sale of shares by the selling stockholders. The aggregate net proceeds to us were $123.5 million after deducting $9.7 million in underwriting discounts and commissions and $4.7 million in offering expenses. We used the net proceeds from the offering to pay $93.0 million of accumulated dividends in arrears on our preferred stock, which satisfied all amounts due with respect to accumulated dividends, $4.8 million to redeem our Series III preferred stock, and $25.7 million to reduce our borrowings under our third amended and restated loan and security agreement and for general corporate purposes. Also in connection with the offering, we converted preferred shares into 41,524,002 common shares and restated the par value of our common stock to $0.01 per share.

The following table presents a summary of our cash flows for fiscal years 2009, 2008 and 2007:

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
		(In thousands)	
Net cash provided by operating activities	$ 172,827	$ 75,203	$ 46,906
Net cash used in investing activities	(68,105)	(110,863)	(97,399)
Net cash (used in) provided by financing activities	(104,343)	35,509	50,637
Net increase (decrease) in cash and cash equivalents	$ 379	$ (151)	$ 144

Operating activities

Operating activities consist of net income adjusted for certain non-cash items, including depreciation and amortization, non-cash stock-based compensation, excess tax benefits from stock-based compensation, realized gains or losses on disposal of property and equipment, and the effect of working capital changes.

Merchandise inventories were $206.9 million at January 30, 2010, compared to $213.6 million at January 31, 2009, representing a decrease of $6.7 million. The decrease is due to a 12.9% decrease in average inventory per store driven by management initiatives focused on leveraging supply chain inventories, offset by the addition of 35 net new stores opened since January 31, 2009. The reduction in inventories in fiscal 2009 did not affect our store in-stock levels or the customer experience.

Accrued income taxes were $10.8 million at January 30, 2010, compared to a prepaid income taxes position of $8.6 million at January 31, 2009. We received an $8.0 million income tax refund in May 2009, related to certain tax planning changes adopted in fiscal 2008.

Deferred rent liabilities were $113.7 million at January 30, 2010, an increase of $12.4 million compared to the prior year end. Deferred rent includes deferred construction allowances, future rental increases and rent holidays which are all recognized on a straight-line basis over their respective lease term. The increase is due to fiscal 2009 activity which includes 35 net new stores.

Investing activities

We have historically used cash primarily for new and remodeled stores as well as investments in information technology systems. Investment activities primarily related to capital expenditures were $68.1 million in fiscal 2009, compared to $110.9 million and $101.9 million in fiscal 2008 and 2007, respectively. Capital expenditures were lower during fiscal 2009 due to the reduction in our 2009 new store program. During fiscal 2009 we opened 37 new stores, compared to 63 new stores and a new distribution center during fiscal 2008 and 53 new stores during fiscal 2007.

During fiscal 2006, our Chief Executive Officer exercised stock options in exchange for a promissory note for $4.1 million. The Company withheld $2.4 million of payroll-related taxes in connection with the exercised options and that portion of the note has been classified as an investing activity in fiscal 2006. The remainder of the promissory note of $1.7 million related to exercise proceeds of the options and was classified as a non-cash financing activity. The note was paid in full on June 29, 2007.

Financing activities

Financing activities consist principally of draws and payments on our credit facility and capital stock transactions. The increase in cash used in financing activities of $139.8 million in fiscal 2009 compared to fiscal 2008 is primarily the result of $56.3 million less in proceeds from long-term borrowings and $81.0 million more in payments on long-term borrowings. The remaining difference is related to capital stock transactions.

We had no borrowings outstanding under our credit facility at the end of fiscal 2009. The zero outstanding borrowings position is due to a combination of factors including stronger than expected sales growth, overall performance of management initiatives including expense control as well as inventory and other working capital reductions, and a planned reduction in our fiscal 2009 new store program. While we expect the level of borrowings under the facility will be lower than historical amounts, we expect that we will require borrowings under the facility from time to time in future periods to support our new store program and seasonal inventory needs.

Credit facility

Our credit facility is with Bank of America National Association as the administrative agent, Wachovia Capital Finance Corporation as collateral agent, and JP Morgan Chase Bank as documentation agent. This facility provides maximum credit of $200 million through May 31, 2011. The facility provides maximum borrowings equal to the lesser of $200 million or a percentage of eligible owned inventory. The advance rates on owned inventory are 80% (85% from September 1 to January 31). The credit facility agreement contains a restrictive financial covenant requiring us to maintain tangible net worth of not less than $80 million. On January 30, 2010, our tangible net worth was approximately $293 million. Substantially all of our assets are pledged as collateral for outstanding borrowings under the facility. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.00% up to $100 million and 1.25% thereafter.

We had no outstanding borrowings under the facility as of January 30, 2010. We had $106.0 million of outstanding borrowings under the facility as of January 31, 2009, with a weighted-average interest rate of 1.52%. We had approximately $196.9 million and $86.8 million of availability as of January 30, 2010 and January 31, 2009, respectively. We also had a letter of credit that expired in September 2009; the balance was $0.3 million as of January 31, 2009.

Seasonality

Our business is subject to seasonal fluctuation. Significant portions of our net sales and profits are realized during the fourth quarter of the fiscal year due to the holiday selling season. To a lesser extent, our business is also affected by Mothers' Day as well as the "Back to School" season and Valentines' Day. Any decrease in sales during these higher sales volume periods could have an adverse effect on our business, financial condition, or operating results for the entire fiscal year. Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance.

Impact of inflation and changing prices

Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs. In addition, inflation could materially increase the interest rates on our debt.

Off-balance sheet arrangements

Our off-balance sheet arrangements consist of operating lease obligations and letters of credit. We do not have any non-cancelable purchase commitments as of January 30, 2010. Our letters of credit outstanding under our revolving credit facility expired in September 2009; the balance was $0.3 million as of January 31, 2009.

Contractual obligations

We lease retail stores, warehouses, corporate offices and certain equipment under operating leases with various expiration dates through fiscal 2024. Our store leases generally have initial lease terms of 10 years and include renewal options under substantially the same terms and conditions as the original leases. In addition to future minimum lease payments, most of our lease agreements include escalating rent provisions which we recognize straight-line over the term of the lease, including any lease renewal periods deemed to be probable. For certain locations, we receive cash tenant allowances and we report these amounts as deferred rent, which is amortized on a straight-line basis as a reduction of rent expense over the term of the lease, including any lease renewal periods deemed to be probable. While a number of our store leases include contingent rentals, contingent rent amounts are insignificant.

The following table summarizes our contractual arrangements and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods. The table below excludes variable expenses related to contingent rent, common area maintenance, insurance and real estate taxes. The table below includes obligations for executed agreements for which we do not yet have the right to control the use of the property as of January 30, 2010:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
			(In thousands)		
Operating lease obligations(1)	$624,627	$89,712	$169,297	$154,218	$211,400

(1) Variable operating lease obligations related to common area maintenance, insurance and real estate taxes are not included in the table above. Total expenses related to common area maintenance, insurance and real estate taxes for fiscal 2009 were $20.9 million.

Critical accounting policies and estimates

Management's discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principals (GAAP). The preparation of these financial statements required the use of estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates. A discussion of our more significant estimates follows. Management has discussed the development, selection, and disclosure of these estimates and assumptions with the audit committee of the board of directors.

Inventory valuation

Merchandise inventories are carried at the lower of average cost or market value. Cost is determined using the weighted-average cost method and includes costs incurred to purchase and distribute goods as well as related vendor allowances including co-op advertising, markdowns, and volume discounts. We record valuation adjustments to our inventories if the cost of a specific product on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand, age of inventory, and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

Inventories are adjusted for the results of periodic physical inventory counts at each of our locations. We record a shrink reserve representing management's estimate of inventory losses by location that have occurred since the date of the last physical count. This estimate is based on management's analysis of historical results and operating trends. Adjustments to earnings resulting from revisions to management's estimates of the lower of cost or market and shrink reserves have been insignificant during fiscal 2009, 2008 and 2007.

Self-insurance

We are self-insured for certain losses related to health, workers' compensation, and general liability insurance. We maintain stop loss coverage with third-party insurers to limit our liability exposure. Current stop loss coverage is $150,000 for health claims, $100,000 for general liability claims, and $250,000 for workers' compensation claims. Management estimates undiscounted loss reserves associated with these liabilities in part by considering historical claims experience, industry factors, and other actuarial assumptions including information provided by third parties. Self-insurance reserves for fiscal 2009, 2008 and 2007 were $1.6 million, $1.9 million and $2.4 million, respectively. Adjustments to earnings resulting from revisions to management's estimates of these reserves were insignificant for fiscal 2009, 2008 and 2007.

Impairment of long-lived tangible assets

We review long-lived tangible assets whenever events or circumstances indicate these assets might not be recoverable based on undiscounted future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. Significant estimates are used in determining future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We have not recorded an impairment charge in any of the periods presented in the accompanying financial statements.

Share-based compensation

We account for share-based compensation in accordance with the Accounting Standards Codification™ (ASC) rules for stock compensation. Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest.

We estimate the grant date fair value of stock options using a Black-Scholes valuation model. The expected volatility is based on volatilities of our stock and a peer group of publicly-traded companies. The risk free interest rate is based on the United States Treasury yield curve in effect on the date of grant for the respective expected life of the option. The expected life represents the time the options granted are expected to be outstanding. We have limited historical data related to exercise behavior since our initial public offering on October 30, 2007. As a result, we have elected to use the shortcut approach to determine the expected life in accordance with the SEC Staff Accounting Bulletin on share-based payments.

See notes to financial statements, "Summary of significant accounting policies — Share-based compensation," for disclosure related to the Company's stock compensation expense and related valuation model assumptions. See Note 10 to our financial statements, "Share-based awards," for disclosure related to our stock compensation expense and related valuation model assumptions.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the ASC as the single source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. The ASC also recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. The ASC is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. We adopted the ASC in the third quarter of 2009 and it did not have any impact on our financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

Interest rate sensitivity

We are exposed to interest rate risks primarily through borrowing under our credit facility. Interest on our borrowings is based upon variable rates. On January 31, 2007, we entered into an interest rate swap agreement with a notional amount of $25,000 that qualified as a cash flow hedge to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. The swap resulted in fixed rate payments at an interest rate of 5.11% for a term of three years, ending on January 31, 2010.

As of January 30, 2010 and January 31, 2009, the interest rate swap had a negative fair value of zero and $1.0 million, respectively, and is included in accrued liabilities. The change in market value during fiscal 2009 and 2008 related to the effective portion of the cash flow hedge was recorded as an unrecognized gain or loss in the accumulated other comprehensive loss section of stockholders' equity in the balance sheets. Amounts related to any ineffectiveness, which are insignificant, are recorded as interest expense.

Our weighted average debt for fiscal 2009 was $37.6 million, adjusted to exclude the $25.0 million hedged amount. A hypothetical 1% increase or decrease in interest rates would have resulted in a $0.4 million change to our interest expense for fiscal 2009.

Item 8. *Financial Statements and Supplementary Data*

See the index included under Item 15, "Exhibits and Financial Statement Schedules".

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures over Financial Reporting

We have established disclosure controls and procedures to ensure that material information relating to the Company is made known to the officers who certify our financial reports and to the members of our senior management and board of directors.

Based on management's evaluation as of January 30, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of the principal executive officer and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management evaluated the effectiveness of our internal control over financial reporting as of January 30, 2010, based on the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our principal executive officer and principal financial officer concluded that our internal controls over financial reporting were effective as of January 30, 2010. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited the effectiveness of our internal control over financial reporting as of January 30, 2010 and has issued the attestation report included in Item 15 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes to our internal controls over financial reporting during the three months ended January 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. *Other Information*

None.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item with respect to our executive officers is set forth after Part I, Item 4 of this report under the caption "Executive Officers of the Registrant." The additional information required by this item is incorporated by reference to our definitive proxy statement to be filed within 120 days after our fiscal year ended January 30, 2010 pursuant to Regulation 14A under the Exchange Act in connection with our 2010 annual meeting of stockholders.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to our definitive proxy statement to be filed within 120 days after our fiscal year ended January 30, 2010 pursuant to Regulation 14A under the Exchange Act in connection with our 2010 annual meeting of stockholders.

Item 12. *Security Ownership and Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to our definitive proxy statement to be filed within 120 days after our fiscal year ended January 30, 2010 pursuant to Regulation 14A under the Exchange Act in connection with our 2010 annual meeting of stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to our definitive proxy statement to be filed within 120 days after our fiscal year ended January 30, 2010 pursuant to Regulation 14A under the Exchange Act in connection with our 2010 annual meeting of stockholders.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to our definitive proxy statement to be filed within 120 days after our fiscal year ended January 30, 2010 pursuant to Regulation 14A under the Exchange Act in connection with our 2010 annual meeting of stockholders.

Part IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this Form 10-K:

The schedules required by Form 10-K have been omitted because they were inapplicable, included in the notes to the financial statements, or otherwise not required under the instructions contained in Regulation S-X.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ulta Salon, Cosmetics & Fragrance, Inc.

We have audited the accompanying balance sheets of Ulta Salon, Cosmetics & Fragrance, Inc. (the Company) as of January 30, 2010 and January 31, 2009, and the related statements of income, cash flows, and stockholders' equity for each of the three years in the period ended January 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ulta Salon, Cosmetics & Fragrance, Inc. at January 30, 2010 and January 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ulta Salon, Cosmetics & Fragrance, Inc.'s internal control over financial reporting as of January 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Chicago, Illinois
March 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ulta Salon, Cosmetics & Fragrance, Inc.

We have audited Ulta Salon, Cosmetics & Fragrance, Inc.'s internal control over financial reporting as of January 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ulta Salon, Cosmetics & Fragrance, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ulta Salon, Cosmetics & Fragrance, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ulta Salon, Cosmetics & Fragrance, Inc. as of January 30, 2010 and January 31, 2009, and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended January 30, 2010 and our report dated March 31, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois
March 31, 2010

Ulta Salon, Cosmetics & Fragrance, Inc.
Balance Sheets
(In thousands, except per share data)

	January 30, 2010	January 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 4,017	$ 3,638
Receivables, net	13,477	18,268
Merchandise inventories, net	206,948	213,602
Prepaid expenses and other current assets	30,272	24,294
Prepaid income taxes	—	8,628
Deferred income taxes	8,060	8,278
Total current assets	262,774	276,708
Property and equipment, net	290,861	292,224
Total assets	$553,635	$568,932
Liabilities and stockholders' equity		
Current liabilities:		
Current portion — notes payable	$ —	$ 18,000
Accounts payable	56,387	47,811
Accrued liabilities	59,189	51,202
Accrued income taxes	10,781	—
Total current liabilities	126,357	117,013
Notes payable — less current portion	—	88,047
Deferred rent	113,718	101,288
Deferred income taxes	20,952	17,616
Total liabilities	261,027	323,964
Commitments and contingencies (note 4)		
Stockholders' equity:		
Common stock, $.01 par value, 400,000 shares authorized; 58,674 and 58,245 shares issued; 58,169 and 57,740 shares outstanding; at January 30, 2010, and January 31, 2009, respectively	586	582
Treasury stock-common, at cost	(4,179)	(4,179)
Additional paid-in capital	300,701	293,052
Accumulated deficit	(4,500)	(43,856)
Accumulated other comprehensive loss	—	(631)
Total stockholders' equity	292,608	244,968
Total liabilities and stockholders' equity	$553,635	$568,932

See accompanying notes to financial statements.

Ulta Salon, Cosmetics & Fragrance, Inc.
Statements of Income
(In thousands, except per share data)

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Net sales	$1,222,771	$1,084,646	$912,141
Cost of sales	849,722	756,712	628,495
Gross profit	373,049	327,934	283,646
Selling, general and administrative expenses	298,893	267,322	225,167
Pre-opening expenses	6,003	14,311	11,758
Operating income	68,153	46,301	46,721
Interest expense	2,202	3,943	4,542
Income before income taxes	65,951	42,358	42,179
Income tax expense	26,595	17,090	16,844
Net income	$ 39,356	$ 25,268	$ 25,335
Less preferred stock dividends	—	—	11,219
Net income available to common stockholders	$ 39,356	$ 25,268	$ 14,116
Net income per common share:			
Basic	$ 0.68	$ 0.44	$ 0.69
Diluted	$ 0.66	$ 0.43	$ 0.48
Weighted average common shares outstanding:			
Basic	57,915	57,425	20,383
Diluted	59,237	58,967	53,293

See accompanying notes to financial statements.

Ulta Salon, Cosmetics & Fragrance, Inc.
Statements of Cash Flows
(In thousands)

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Operating activities			
Net income	$ 39,356	$ 25,268	$ 25,335
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	62,166	51,445	39,503
Deferred income taxes	3,143	22,583	(3,284)
Non-cash stock compensation charges	5,949	3,877	2,283
Excess tax benefits from stock-based compensation	(476)	(1,774)	(1,575)
(Gain) loss on disposal of property and equipment	(51)	267	195
Change in operating assets and liabilities:			
Receivables	4,791	2,375	(2,167)
Merchandise inventories	6,654	(37,493)	(46,872)
Prepaid expenses and other assets	(5,978)	(5,110)	(3,594)
Income taxes	19,885	(11,918)	4,373
Accounts payable	8,576	(4,311)	9,051
Accrued liabilities	16,382	(59)	2,790
Deferred rent	12,430	30,053	20,868
Net cash provided by operating activities	172,827	75,203	46,906
Investing activities			
Purchases of property and equipment	(68,105)	(110,863)	(101,866)
Receipt of related party notes receivable	—	—	4,467
Net cash used in investing activities	(68,105)	(110,863)	(97,399)
Financing activities			
Proceeds on long-term borrowings	1,161,673	1,217,969	1,094,590
Payments on long-term borrowings	(1,267,720)	(1,186,692)	(1,070,557)
Proceeds from issuance of common stock under stock plans	1,228	2,517	1,175
Excess tax benefits from stock-based compensation	476	1,774	1,575
Proceeds from issuance of common stock in initial public offering, net of issuance costs	—	(59)	123,608
Payment of accumulated dividends in arrears	—	—	(93,012)
Redemption of Series III preferred stock	—	—	(4,792)
Purchase of treasury stock	—	—	(1,950)
Net cash (used in) provided by financing activities	(104,343)	35,509	50,637
Net increase (decrease) in cash and cash equivalents	379	(151)	144
Cash and cash equivalents at beginning of year	3,638	3,789	3,645
Cash and cash equivalents at end of year	$ 4,017	$ 3,638	$ 3,789
Supplemental cash flow information			
Cash paid for interest	$ 2,440	$ 4,764	$ 5,429
Cash paid for income taxes (net of refunds)	$ 3,706	$ 6,509	$ 16,146
Noncash investing and financing activities:			
Change in property and equipment included in accrued liabilities	$ (7,353)	$ (3,316)	$ 12,141
Unrealized gain (loss) on interest rate swap hedge, net of tax	$ 631	$ 88	$ (738)

See accompanying notes to financial statements.

Ulta Salon, Cosmetics & Fragrance, Inc.
Statements of Stockholders' Equity
(In thousands, except per share data)

Par Value Authorized Shares	Series I Convertible, Voting, Preferred Stock $.01 17,208		Series II Convertible, Voting, Preferred Stock $.01 7,634		Series IV Convertible, Voting, Preferred Stock $.01 19,184		Series V Convertible, Voting, Preferred Stock $.01 22,500		Series V-I Convertible, Voting, Preferred Stock $.01 4,600		Total Preferred Stock		Treasury - Preferred Stock	
	Issued Shares	Amount	Issued Shares	Amount	Issued Shares	Amount	Issued Shares	Amount	Issued Shares	Amount	Issued Shares	Amount	Treasury Shares	Amount
Balance — February 3, 2007	16,915	43,317	7,634	74,455	19,184	46,871	21,448	56,079	920	2,337	66,101	223,059	(38)	(12)
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	(360)	(1,803)
Accretion of preferred dividends	—	3,107	—	—	—	3,590	—	4,341	—	181	—	11,219	—	—
Payment of accumulated preferred dividends in arrears	—	(30,845)	—	—	—	(31,311)	—	(29,663)	—	(1,193)	—	(93,012)	—	—
Conversion of preferred stock to common stock in conjunction with initial public offering	(16,915)	(15,579)	(7,634)	(74,455)	(19,184)	(19,150)	(21,448)	(30,757)	(920)	(1,325)	(66,101)	(141,266)	398	1,815
Balance — February 2, 2008	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —

Ulta Salon, Cosmetics & Fragrance, Inc.
Statements of Stockholders' Equity — (Continued)
(In thousands)

	Common Stock		Treasury - Common Stock		Additional Paid-In Capital	Related Party Notes Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Issued Shares	Amount	Treasury Shares	Amount					
Balance — February 3, 2007	7,409	$117	(242)	$(2,217)	$ 15,501	$(4,467)	$(83,240)	$ 19	$148,760
Common stock options exercised	559	5	—	—	1,170	—	—	—	1,175
Purchase of treasury stock	—	—	(11)	(147)	—	—	—	—	(1,950)
Accretion of preferred dividends	—	—	—	—	—	—	(11,219)	—	—
Receipt of related party notes receivable	—	—	—	—	—	4,467	—	—	4,467
Unrealized loss on interest rate swap hedge, net of $478 income tax	—	—	—	—	—	—	—	(738)	(738)
Net income for the fiscal year ended February 2, 2008	—	—	—	—	—	—	25,335	—	25,335
Comprehensive income	—	—	—	—	—	—	—	—	24,597
Excess tax benefits from stock-based compensation	—	—	—	—	1,575	—	—	—	1,575
Stock compensation charge	—	—	—	—	2,152	—	—	—	2,152
Amortization of deferred stock-based compensation	—	—	—	—	131	—	—	—	131
Restate par value of common stock	—	(43)	—	—	43	—	—	—	—
Issuance of common stock in initial public offering, net of issuance costs	7,667	77	—	—	123,531	—	—	—	123,608
Payment of accumulated preferred dividends in arrears	—	—	—	—	—	—	—	—	(93,012)
Conversion of preferred stock to common stock in conjunction with initial public offering	41,776	418	(252)	(1,815)	140,848	—	—	—	—
Balance — February 2, 2008	57,411	$574	(505)	$(4,179)	$284,951	$ —	$(69,124)	$(719)	$211,503

Ulta Salon, Cosmetics & Fragrance, Inc.
Statements of Stockholders' Equity — (Continued)
(In thousands)

	Common Stock		Treasury - Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Issued Shares	Amount	Treasury Shares	Amount				
Balance — February 2, 2008	57,411	$574	(505)	$(4,179)	$284,951	$(69,124)	$(719)	$211,503
Common stock options exercised	834	8	—	—	2,509	—	—	2,517
Unrealized gain on interest rate swap hedge, net of $54 income tax	—	—	—	—	—	—	88	88
Net income for the fiscal year ended January 31, 2009	—	—	—	—	—	25,268	—	25,268
Comprehensive income	—	—	—	—	—	—	—	25,356
Excess tax benefits from stock-based compensation	—	—	—	—	1,774	—	—	1,774
Stock compensation charge	—	—	—	—	3,877	—	—	3,877
Initial public offering issuance costs	—	—	—	—	(59)	—	—	(59)
Balance — January 31, 2009	58,245	$582	(505)	$(4,179)	$293,052	$(43,856)	$(631)	$244,968
Common stock options exercised	429	4	—	—	1,224	—	—	1,228
Unrealized gain on interest rate swap hedge, net of $411 income tax	—	—	—	—	—	—	631	631
Net income for the fiscal year ended January 30, 2010	—	—	—	—	—	39,356	—	39,356
Comprehensive income	—	—	—	—	—	—	—	39,987
Excess tax benefits from stock-based compensation	—	—	—	—	476	—	—	476
Stock compensation charge	—	—	—	—	5,949	—	—	5,949
Balance — January 30, 2010	58,674	$586	(505)	$(4,179)	$300,701	$ (4,500)	$ —	$292,608

See accompanying notes to financial statements.

Ulta Salon, Cosmetics & Fragrance, Inc.
Notes to Financial Statements
(In thousands, except per share data)

1. Business and basis of presentation

Ulta Salon, Cosmetics & Fragrance, Inc. (Company or Ulta) was incorporated in the state of Delaware on January 9, 1990, to operate specialty retail stores selling cosmetics, fragrance, haircare and skincare products, and related accessories and services. The stores also feature full-service salons. As of January 30, 2010, the Company operated 346 stores in 38 states. All amounts are stated in thousands, with the exception of per share amounts and number of stores.

Reverse stock split

On September 17, 2007, the Company's board of directors approved a resolution to effect a reverse stock split of the Company's common stock pursuant to which each share of common stock was to be converted into 0.632 of one share of common stock. The reverse stock split became effective on October 22, 2007. Any fractional shares resulting from the reverse stock split were rounded to the nearest whole share. Common share and per share amounts for all periods presented and the conversion ratio of preferred to common shares have been adjusted for the 0.632 for 1 reverse stock split.

Initial public offering

On October 30, 2007, the Company completed an initial public offering in which the Company sold 7,667 shares of common stock resulting in net proceeds of $123,549 after deducting underwriting discounts and commissions and offering expenses. Selling stockholders sold approximately 2,154 additional shares of common stock. The Company did not receive any proceeds from the sale of shares by the selling stockholders. The Company used the net proceeds from the offering to pay $93,012 of accumulated dividends in arrears on the Company's preferred stock, which satisfied all amounts due with respect to accumulated dividends, $4,792 to redeem the Company's Series III preferred stock, and $25,745 to reduce the Company's borrowings under its third amended and restated loan and security agreement and for general corporate purposes. Also in connection with the offering, the Company converted preferred shares into 41,524 common shares and restated the par value of its common stock to $0.01 per share.

2. Summary of significant accounting policies

Fiscal year

The Company's fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. The Company's fiscal years ended January 30, 2010 (fiscal 2009), January 31, 2009 (fiscal 2008) and February 2, 2008 (fiscal 2007) were 52 week years.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents include third-party credit card receivables because such amounts generally convert to cash within one to three days with little or no default risk.

Receivables

Receivables consist principally of amounts receivable from vendors related to allowances earned but not yet received. These receivables are computed based on provisions of the vendor agreements in place and the Company's completed performance. The Company's vendors are primarily U.S.-based producers of consumer products. The Company does not require collateral on its receivables and does not accrue interest. Credit risk with respect to receivables is limited due to the diversity of vendors comprising the Company's vendor base. The Company performs ongoing credit evaluations of its vendors and evaluates the collectability of its receivables based on the length of time the receivable is past due and historical experience. The allowance for receivables totaled $489 and $296 as of January 30, 2010 and January 31, 2009, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined using the weighted-average cost method and includes costs incurred to purchase and distribute goods. Inventory cost also includes vendor allowances related to co-op advertising, markdowns, and volume discounts. The Company maintains reserves for lower of cost or market and shrinkage.

Fair value of financial instruments

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates their estimated fair values due to the short maturities of these instruments. The estimated fair value of the Company's variable rate debt at January 31, 2009 approximates its carrying value since the rate of interest on the variable rate debt is revised frequently based upon the current prime rate or the Eurodollar rate.

Derivative financial instruments

The Company had an interest rate swap that expired on January 31, 2010. This derivative financial instrument was designated and qualified as a cash flow hedge. Accordingly, the effective portion of the gain or loss on the derivative instrument was reported as a component of accumulated other comprehensive income (loss) and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss, the ineffective portion, on the derivative instrument, if other than inconsequential, was recognized in interest expense during the period of change. This derivative was recorded in the January 31, 2009 balance sheet at fair value.

Property and equipment

The Company's property and equipment are stated at cost net of accumulated depreciation and amortization. Maintenance and repairs are charged to operating expense as incurred. The Company's assets are depreciated or amortized using the straight-line method, over the shorter of their estimated useful lives or the expected lease term as follows:

Equipment and fixtures	3 to 10 years
Leasehold improvements	10 years
Electronic equipment and software	3 to 5 years

The Company capitalizes costs incurred during the application development stage in developing or obtaining internal use software. These costs are amortized over the estimated useful life of the software. The Company also capitalizes interest related to construction projects and depreciates that amount over the lives of the related assets.

The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and leasehold improvements or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted sum of expected future operating cash flows during their holding period to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charges to be recorded are calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Customer loyalty program

The Company maintains two customer loyalty programs. The Company's national program provides reward point certificates for free beauty products. Customers earn purchase-based reward points and redeem the related reward certificate during specific promotional periods during the year. The Company is also piloting a loyalty program in several markets in which customers earn purchase-based points on an annual basis which can be redeemed at any time. The Company accrues the anticipated redemptions related to these programs at the time of the initial purchase based on historical experience. The accrued liability related to both of the loyalty programs at January 30, 2010 and January 31, 2009 was $3,784 and $3,309, respectively. The cost of these programs, which was $10,015, $9,002 and $8,167 in fiscal 2009, 2008 and 2007, respectively, is included in cost of sales in the statements of income.

Deferred rent

Many of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the lease. For these leases, the Company recognizes the related rental expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty, and records the difference between the amounts charged to expense and the rent paid as deferred rent. The lease term commences on the earlier of the date when the Company becomes legally obligated for rent payments or the date the Company takes possession of the leased space.

As part of many lease agreements, the Company receives construction allowances from landlords for tenant improvements. These leasehold improvements made by the Company are capitalized and amortized over the shorter of their estimated useful lives or the lease term. The construction allowances are recorded as deferred rent and amortized on a straight-line basis over the lease term as a reduction of rent expense.

Revenue recognition

Net sales include merchandise sales and salon service revenue. Revenue from merchandise sales at stores is recognized at the time of sale, net of estimated returns. E-commerce sales are recorded upon the shipment of merchandise. Salon revenue is recognized when services are rendered. Revenues from gift cards are deferred and recognized when redeemed. Company coupons and other incentives are recorded as a reduction of net sales. State sales taxes are presented on a net basis as the Company considers itself a pass-through conduit for collecting and remitting state sales tax.

Vendor allowances

The Company receives allowances from vendors in the normal course of business including advertising and markdown allowances, purchase volume discounts and rebates, and reimbursement for defective merchandise, and certain selling and display expenses. Substantially all vendor allowances are recorded as a reduction of the vendor's product cost and are recognized in cost of sales as the product is sold.

Advertising

Advertising expense consists principally of paper, print, and distribution costs related to the Company's advertising circulars. The Company expenses the production and distribution costs related to its advertising circulars in the period the related promotional event occurs. Total advertising costs, exclusive of incentives from vendors and start-up advertising expense, amounted to $76,811, $70,804 and $56,107 for fiscal 2009,

2008 and 2007, respectively. Prepaid advertising costs included in prepaid expenses and other current assets were $4,000 and $3,289 as of January 30, 2010 and January 31, 2009, respectively.

Pre-opening expenses

Non-capital expenditures incurred prior to the grand opening of a new store are charged against earnings as incurred.

Cost of sales

Cost of sales includes the cost of merchandise sold including all vendor allowances, which are treated as a reduction of merchandise costs; warehousing and distribution costs including labor and related benefits, freight, rent, depreciation and amortization, real estate taxes, utilities, and insurance; store occupancy costs including rent, depreciation and amortization, real estate taxes, utilities, repairs and maintenance, insurance, licenses, and cleaning expenses; salon payroll and benefits; customer loyalty program expense; and shrink and inventory valuation reserves.

Selling, general and administrative expenses

Selling, general and administrative expenses includes payroll, bonus, and benefit costs for retail and corporate employees; advertising and marketing costs; occupancy costs related to our corporate office facilities; public company expense including Sarbanes-Oxley compliance expenses; stock-based compensation expense; depreciation and amortization for all assets except those related to our retail and warehouse operations which is included in cost of sales; and legal, finance, information systems and other corporate overhead costs.

Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes and the amounts reported were derived using the enacted tax rates in effect for the year the differences are expected to reverse.

Income tax benefits related to uncertain tax positions are recognized only when it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. Penalties and interest related to unrecognized tax positions are recorded in income tax expense. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

Share-based compensation

The Company accounts for share-based compensation in accordance with the Accounting Standards Codification™ (ASC) rules for stock compensation. Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest. The Company recorded stock compensation expense of $5,949, $3,877 and $2,283 for fiscal 2009, 2008 and 2007, respectively (see Note 10, "Share-based awards").

Self-insurance

The Company is self-insured for certain losses related to employee health and workers' compensation although stop loss coverage with third-party insurers is maintained to limit the Company's liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors, and actuarial assumptions. Should a different amount of liabilities develop compared to what was estimated, reserves may need to be adjusted accordingly in future periods.

Net income per common share

Basic net income per common share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share includes dilutive common stock equivalents, using the treasury stock method, and in fiscal 2007 assumes that the convertible preferred shares outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly, except when the effect would be anti-dilutive.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the ASC as the single source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. The ASC also recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative GAAP for SEC registrants. The ASC is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. The Company adopted the ASC in the third quarter of 2009 and it did not have any impact on its financial position or results of operations.

3. Property and equipment

Property and equipment consist of the following:

	January 30, 2010	January 31, 2009
Equipment and fixtures	$ 195,431	$ 173,994
Leasehold improvements	219,317	199,007
Electronic equipment and software	89,491	78,541
Construction-in-progress	12,268	18,081
	516,507	469,623
Less accumulated depreciation and amortization	(225,646)	(177,399)
Property and equipment, net	$ 290,861	$ 292,224

For the fiscal years 2009, 2008 and 2007, the Company capitalized interest of $242, $799 and $771, respectively.

4. Commitments and contingencies

Leases — The Company leases retail stores, distribution and office facilities, and certain equipment. Original non-cancelable lease terms range from three to ten years, and store leases generally contain renewal options for additional years. A number of the Company's store leases provide for contingent rentals based upon sales. Contingent rent amounts were insignificant in fiscal 2009, 2008 and 2007. Total rent expense under operating leases was $73,228, 66,640 and $51,977 for fiscal 2009, 2008 and 2007, respectively. Future minimum lease payments under operating leases as of January 30, 2010, are as follows:

Fiscal year	Operating Leases
2010	$ 89,712
2011	86,278
2012	83,019
2013	79,996
2014	74,222
2015 and thereafter	211,400
Total minimum lease payments	$624,627

Included in the operating lease schedule above is $29,992 of minimum lease payments for stores that will open in fiscal 2010.

Securities litigation — In December 2007 and January 2008, three putative securities class action lawsuits were filed against the Company and certain of its current and then-current executive officers in the United States District Court for the Northern District of Illinois. Each suit alleged that the prospectus and registration statement filed pursuant to the Company's initial public offering contained materially false and misleading statements and failed to disclose material facts. Each suit claimed violations of Sections 11, 12(a)(2) and/or 15 of the Securities Act of 1933, and the two later filed suits added claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as the associated Rule 10b-5. In February 2008, two of the plaintiffs filed competing motions to consolidate the actions and appoint lead plaintiffs and lead plaintiffs' counsel. On March 18, 2008, after one of the plaintiffs withdrew his motion, the suits were consolidated and plaintiffs in the Mirsky v. ULTA action were appointed lead plaintiffs. Lead plaintiffs filed their amended complaint on May 19, 2008. The amended complaint alleged no new violations of the securities laws not asserted in the prior complaints. It added no new defendants and dropped one of the then-current officers as a defendant. On July 21, 2008, defendants filed a motion to dismiss the amended complaint. On September 24, 2008, lead plaintiffs filed their opposition to the motion to dismiss, and on October 24, 2008, defendants filed their reply memorandum in support of their motion to dismiss. On March 19, 2009, defendants' motion to dismiss was denied.

On May 29, 2009, the Company and its primary insurance carrier engaged in a mediation with counsel representing the putative class. Although defendants continue to deny plaintiffs' allegations, in the interest of putting this matter behind it, the Company and its insurer reached a settlement with plaintiffs. On August 7, 2009, the Court entered an order preliminarily approving the settlement, approving the form and manner of notice to putative class members, and setting a final hearing to determine whether to approve the settlement. On November 16, 2009, the Court held a final hearing and, no class members having objected to the settlement or having requested exclusion from the settlement class, the Court entered a final order dismissing all three consolidated cases with prejudice. The time for appeal expired on December 16, 2009 without any appeal or other challenge to the judgment being made. All amounts paid under the settlement have been paid out of proceeds of the Company's directors and officers liability insurance coverage.

General litigation — In July 2009, a putative employment class action lawsuit was filed against the Company and certain unnamed defendants in State Court in California. The suit alleges that Ulta misclassified its store General Managers and Salon Managers as exempt from the Fair Labor Standards Act and California Labor Code. The suit seeks to recover damages and penalties as a result of this alleged misclassification. On August 27, 2009, the Company filed its answer to the lawsuit, and on August 31, 2009 the Company moved the action to the United States District Court for the Northern District of California. On November 2, 2009, the plaintiffs filed an amended complaint adding another named plaintiff. Although the Company believes that it has meritorious defenses to the claims made in the putative class action and intends to contest the lawsuit vigorously, an adverse resolution could have a material adverse effect on its financial position and results of operations in the period in which the lawsuit is resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to the lawsuit.

The Company is also involved in various legal proceedings that are incidental to the conduct of its business. In the opinion of management, the amount of any liability with respect to these proceedings, either individually or in the aggregate, will not be material.

5. Accrued liabilities

Accrued liabilities consist of the following:

	January 30, 2010	January 31, 2009
Accrued vendor liabilities (including accrued property and equipment costs)	$ 6,032	$13,265
Accrued customer liabilities	15,674	12,908
Accrued payroll, bonus, and employee benefits	20,047	7,914
Accrued taxes, other	7,937	7,152
Other accrued liabilities	9,499	9,963
Accrued liabilities	$59,189	$51,202

6. Income taxes

The provision for income taxes consists of the following:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Current:			
Federal	$20,296	$ 2,383	$18,150
State	2,744	1,935	2,369
Total current	23,040	4,318	20,519
Deferred:			
Federal	3,237	11,725	(3,102)
State	318	1,047	(573)
Total deferred	3,555	12,772	(3,675)
Provision for income taxes	$26,595	$17,090	$16,844

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Federal statutory rate	35.0%	35.0%	35.0%
State effective rate, net of federal tax benefit	3.0%	4.6%	4.4%
Other	2.3%	0.7%	0.5%
Effective tax rate	40.3%	40.3%	39.9%

Significant components of the Company's deferred tax assets and liabilities are as follows:

	January 30, 2010	January 31, 2009
Deferred tax assets:		
Reserves not currently deductible	$ 9,905	$10,534
Employee benefits	3,721	2,121
Net operating loss carryforwards	462	989
Accrued liabilities	2,579	1,818
Inventory valuation	287	—
Total deferred tax assets	16,954	15,462
Deferred tax liabilities:		
Property and equipment	15,973	14,804
Deferred rent obligation	8,926	5,815
Prepaid expenses	4,947	4,026
Inventory valuation	—	155
Total deferred tax liabilities	29,846	24,800
Net deferred tax liability	$(12,892)	$ (9,338)

At January 30, 2010, the Company had net operating loss carryforwards (NOLs) for federal income tax purposes of approximately $1,320, which expires between 2010 and 2014. Based on Internal Revenue Code Section 382 relating to changes in ownership of the Company, utilization of the federal NOLs is subject to an annual limitation of $440 for federal NOLs created prior to April 1, 1997.

The Company accounts for uncertainty in income taxes in accordance with the ASC rules for income taxes. The reserve for uncertain tax positions was $5,359 at January 30, 2010. The balance is the Company's best estimate of the potential liability for uncertain tax positions. The increase in the liability for income taxes associated with uncertain tax positions relates to uncertainty with respect to certain domestic tax positions identified during fiscal 2009. A reconciliation of the Company's unrecognized tax benefits, excluding interest and penalties, is as follows:

Increases attributable to tax positions taken during prior periods	$ —
Increases attributable to tax positions taken during the current period	5,110
Balance at January 30, 2010	$5,110

Included in the balance of unrecognized tax benefits as of January 30, 2010 is $1,067 of tax benefits that, if recognized, would affect the effective tax rate. The Company anticipates that the amount of unrecognized tax benefits may change in the next twelve months. However, it does not expect the change to have a significant impact on its financial statements. The Company's liability for unrecognized tax benefits was insignificant for fiscal 2008 and 2007. The Company's fiscal 2009 provision for income taxes includes $190 of income tax-related interest and penalties related to uncertain tax positions. Income tax-related interest and penalties were insignificant for fiscal 2008 and 2007.

The Company conducts business only in the United States. Accordingly, the tax years that remain open to examination by U.S. federal, state, and local tax jurisdictions are generally the three prior years, or fiscal 2008, 2007 and 2006.

7. Notes payable

The Company's credit facility is with Bank of America National Association as the administrative agent, Wachovia Capital Finance Corporation as collateral agent, and JP Morgan Chase Bank as documentation agent. This facility provides maximum credit of $200,000 through May 31, 2011. The facility provides maximum borrowings equal to the lesser of $200,000 or a percentage of eligible owned inventory. The advance rates on owned inventory are 80% (85% from September 1 to January 31). The credit facility agreement contains a restrictive financial covenant requiring the Company to maintain tangible net worth of not less than $80,000. On January 30, 2010, the Company's tangible net worth was approximately $293,000. Substantially all of the Company's assets are pledged as collateral for outstanding borrowings under the facility. Outstanding borrowings bear interest at the prime rate or the Eurodollar rate plus 1.00% up to $100,000 and 1.25% thereafter.

The Company had no outstanding borrowings under the facility as of January 30, 2010. The Company had $106,047 of outstanding borrowings under the facility as of January 31, 2009, with a weighted-average interest rate of 1.52%. The Company had approximately $196,933 and $86,764 of availability as of January 30, 2010 and January 31, 2009, respectively. The Company also had a letter of credit that expired in September 2009; the balance was $326 as of January 31, 2009.

8. Financial instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company's variable-rate borrowings. The Company accounts for derivative financial instruments in accordance with the ASC rules for derivatives and hedging activities.

On February 1, 2009, the Company adopted the ASC disclosure requirements for derivatives and hedging activities. The adoption had no impact on amounts recognized in the Company's financial statements. The new rules are intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures primarily surround disclosing the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses.

On January 31, 2007, the Company entered into an interest rate swap agreement with a notional amount of $25,000 that qualified as a cash flow hedge to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. The swap resulted in fixed rate payments at an interest rate of 5.11% for a term of three years, ending on January 31, 2010.

The Company does not hold or issue interest rate swap agreements for trading purposes. In the event that a counter-party fails to meet the terms of the interest rate swap agreement, the Company's exposure is limited to the interest rate differential. The Company manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound. The Company considers the risk of non-performance to be remote.

The Company's derivative financial instrument is designated and qualifies as a cash flow hedge. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss, the ineffective portion, on the derivative instrument, if other than inconsequential, is recognized in interest expense during the period of change. Hedge ineffectiveness was not material in fiscal 2009, 2008 and 2007. The following table summarizes the fair value and presentation within the balance sheets for derivatives designated as hedging instruments:

	Derivative Liabilities			
	January 30, 2010		January 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swap liability	Accrued liabilities	$—	Accrued liabilities	$1,042

The following table presents the impact of derivatives in cash flow hedging relationships and their location within the unaudited statements of income and accumulated other comprehensive loss (AOCL):

	Amount of Gain Recognized in AOCL on Derivative (Effective Portion)		Amount of Gain Reclassfied from AOCL into Income (Effective Portion)		Amount of Gain Recognized in Income on Derivative (Ineffective Portion)	
	Twelve Months Ended		Twelve Months Ended		Twelve Months Ended	
	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009
Interest rate swap, net of tax	$631	$88	$—	$—	$—	$—

9. Fair value measurements

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates their estimated fair values due to the short maturities of these instruments. The estimated fair value of the Company's variable rate debt approximates its carrying value since the rate of interest on the variable rate debt is revised frequently based upon the current prime rate or the Eurodollar rate.

On February 3, 2008, the Company adopted the ASC rules for fair value measurements and disclosures. The adoption had no impact on the Company's financial statements. The new rules established a three-tier hierarchy for fair value measurements, which prioritizes the inputs used in measuring fair value as follows:

a. Level 1 — observable inputs such as quoted prices for identical instruments in active markets.

b. Level 2 — inputs other than quoted prices in active markets that are observable either directly or indirectly through corroboration with observable market data.

c. Level 3 — unobservable inputs in which there is little or no market data, which would require the Company to develop its own assumptions.

As of January 30, 2010, the Company held certain liabilities that are required to be measured at fair value on a recurring basis. The fair value of the Company's liabilities associated with its non-qualified deferred compensation plan are based primarily on third-party reported net asset values, which are primarily based on quoted market prices of the underlying assets of the funds and have been categorized as Level 2. The following table presents the Company's financial liabilities as of January 30, 2010 measured at fair value on a recurring basis:

	Fair Value Measurement Using		
	Level 1	Level 2	Level 3
Deferred compensation liabilities	$—	$247	$—

10. Share-based awards

Amended and Restated Restricted Stock Option Plan

The Company has an Amended and Restated Restricted Stock Option Plan (the Amended Plan), principally to compensate and provide an incentive to key employees and members of the board of directors, under which it may grant options to purchase common stock. Options generally are granted with the exercise price equal to the fair value of the underlying stock on the date of grant. Options vest over four years at the rate of 25% per year from the date of issuance and must be exercised within the earlier to occur of 14 years from the date of grant or the maximum period allowed by applicable state law.

2002 Equity Incentive Plan

In April 2002, the Company adopted the 2002 Equity Incentive Plan (the 2002 Plan) to attract and retain the best available personnel for positions of substantial authority and to provide additional incentive to employees, directors, and consultants to promote the success of the Company's business. Options granted on or after April 26, 2002 and before October 2007, were granted pursuant to the 2002 Plan. The 2002 Plan incorporates several important features that are typically found in agreements adopted by companies that report their results to the public. First, the maximum term of an option was reduced from 14 to ten years in order to comply with various state laws. Second, the 2002 Plan provided more flexibility in the vesting period of options offered to grantees. Third, the 2002 Plan allowed for the offering of incentive stock options to employees in addition to nonqualified stock options. Unless provided otherwise by the administrator of the 2002 Plan, options vest over four years at the rate of 25% per year from the date of grant. Options are granted with the exercise price equal to the fair value of the underlying stock on the date of grant.

2007 Incentive Award Plan

In July 2007, the Company adopted the 2007 Incentive Award Plan (the 2007 Plan). The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, and other types of awards to employees, consultants, and directors. Following its adoption, awards are only being made under the 2007 Plan, and no further awards are made under the Amended Plan or the 2002 Plan. The 2007 Plan reserves for issuance upon grant or exercise of awards up to 4,108 shares of the Company's common stock plus 598 shares which were not issued under the prior plans.

The Company measures share-based compensation cost on the grant date, based on the fair value of the award, and recognizes the expense on a straight-line method over the requisite service period for awards expected to vest. The Company estimated the grant date fair value of stock options using a Black-Scholes valuation model using the following weighted-average assumptions:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Volatility rate	60.6%	48.7%	37.0%
Average risk-free interest rate	2.5%	2.3%	4.7%
Average expected life (in years)	5.3	5.2	5.0
Dividend yield	None	None	None

The expected volatility is based on the historical volatility of a peer group of publicly-traded companies. The risk free interest rate is based on the United States Treasury yield curve in effect on the date of grant for the respective expected life of the option. The expected life represents the time the options granted are expected to be outstanding. We have limited historical data related to exercise behavior since our initial public offering on October 30, 2007. As a result, the Company has elected to use the shortcut approach to determine the expected life in accordance with the SEC Staff Accounting Bulletin on share-based payments. Any dividend the Company might declare in the future would be subject to the applicable provisions of its credit agreement, which currently restricts the Company's ability to pay cash dividends.

The Company granted 977 stock options during fiscal 2009. The weighted-average grant date fair value of options granted in fiscal 2009, 2008 and 2007 was $6.64, $5.46 and $5.64, respectively. At January 30, 2010, there was approximately $12,738 of unrecognized compensation expense related to unvested stock options. The unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately two years.

The total intrinsic value of options exercised was $4,783, $8,267 and $2,631 in fiscal 2009, 2008 and 2007, respectively. The fiscal 2007 valuation includes options exercised after the Company's initial public offering on October 30, 2007 A summary of the status of the Company's stock option activity under the Amended Plan, the 2002 Plan and the 2007 Plan is presented in the following tables:

	Common Stock Options					
	Fiscal 2009		Fiscal 2008		Fiscal 2007	
Options Outstanding	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Beginning of year	5,300	$10.27	4,644	$ 7.35	4,122	$ 3.51
Granted	977	12.44	1,856	13.39	1,136	18.58
Exercised	(429)	2.86	(834)	3.02	(559)	2.11
Canceled	(57)	10.46	(366)	5.51	(55)	4.85
End of year	5,791	$11.18	5,300	$10.27	4,644	$ 7.35
Exercisable at end of year	2,971	$ 8.99	2,296	$ 6.17	2,409	$ 4.01

Included in the grants for fiscal 2007 are 632 performance-based options, whose vesting began upon the initial public offering of the Company's common stock. The fair value of these grants was estimated on the date of the grant using the Black-Scholes valuation model as described above. The Company completed an initial public offering during fiscal 2007 which resulted in compensation expense related to performance based grants of $637, $576 and $911 in fiscal 2009, 2008 and 2007, respectively. No performance-based options were granted during fiscal 2009 and 2008.

The following table presents information related to options outstanding and options exercisable at January 30, 2010, under the Amended Plan, the 2002 Plan and the 2007 Plan based on ranges of exercise prices:

	Options outstanding			Options exercisable		
Options outstanding	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$ 0.02 - 0.17	44	3	$ .17	44	3	$ .17
0.18 - 1.11	183	6	1.07	183	6	1.07
1.12 - 2.62	697	4	2.46	697	4	2.46
2.63 - 4.12	552	6	3.44	520	6	3.40
4.13 - 9.18	506	7	8.74	363	7	9.18
9.19 - 15.81	3,252	9	13.61	839	9	14.38
15.82 - 25.32	557	8	22.01	325	8	23.40
End of year	5,791	8	$11.18	2,971	7	$ 8.99

The aggregate intrinsic value of outstanding and exercisable options as of January 30, 2010 was $49,455 and $32,347, respectively. The last reported sale price of our common stock on the NASDAQ Global Select Market on January 29, 2010 was $19.40 per share.

Amended and restated restricted stock plan

During 2004, the Company issued 442 restricted common shares with a fair value of $2.62 per share at the date of grant to certain directors pursuant to the Amended Plan. The restricted shares cannot be sold or otherwise transferred during the vesting period, which ranges from three to four years from the issuance date. The Company retains a reacquisition right in the event the director ceases to be a member of the board of directors of the Company under certain conditions. The awards are expensed on a straight-line basis over the vesting period. All outstanding restricted shares became fully vested during fiscal 2008.

The compensation expense recorded was $5 and $131 in fiscal 2008, and 2007, respectively. There was no compensation expense recorded in fiscal 2009 and no unrecognized compensation cost related to the restricted shares granted under the plan at January 30, 2010.

11. Net income per common share

The following is a reconciliation of net income and the number of shares of common stock used in the computation of net income per basic and diluted share:

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Numerator for diluted net income per share — net income	$39,356	$25,268	$25,335
Less preferred stock dividends	—	—	11,219
Numerator for basic net income per share	$39,356	$25,268	$14,116
Denominator for basic net income per share — weighted-average common shares	57,915	57,425	20,383
Dilutive effect of stock options and non-vested stock	1,322	1,542	2,321
Dilutive effect of convertible preferred stock	—	—	30,590
Denominator for diluted net income per share	59,237	58,967	53,294
Net income per common share:			
Basic	$ 0.68	$ 0.44	$ 0.69
Diluted	$ 0.66	$ 0.43	$ 0.48

The denominator for diluted net income per common share for fiscal years 2009, 2008 and 2007 exclude 3,809, 3,101 and 1,136 employee options, respectively, due to their anti-dilutive effects.

12. Employee benefit plans

The Company provides a 401(k) retirement plan covering all employees who qualify as to age, length of service, and hours employed. In fiscal 2009, 2008, and 2007, the plan was funded through employee contributions and a Company match of between 40% and 50% of the first 3% of eligible compensation. For fiscal years 2009, 2008 and 2007, the Company match was $600, $437 and $408, respectively.

On January 1, 2009, the Company established a non-qualified deferred compensation plan for highly compensated employees whose contributions are limited under qualified defined contribution plans. Amounts contributed and deferred under the plan are credited or charged with the performance of investment options offered under the plan as elected by the participants. In the event of bankruptcy, the assets of this plan are available to satisfy the claims of general creditors. The liability for compensation deferred under the Company's plan included in accrued liabilities was $247 and $16 as of January 30, 2010 and January 31, 2009, respectively. Total expense recorded under this plan is included in selling, general and administrative expenses and was insignificant during fiscal 2009 and 2008. The Company manages the risk of changes in the fair value of the liability for deferred compensation by electing to match its liability under the plan with investment vehicles that offset a substantial portion of its exposure. The cash value of the investment vehicles included in prepaid expense and other current assets was $229 and zero as of January 30, 2010 and January 31, 2009, respectively.

13. Related-party transactions

During fiscal 1997, 1998, and 2001, certain officers of the Company were issued shares of Series V, IV, and I Preferred Stock, respectively, in exchange for promissory notes. These notes bear interest at a rate of 6.85% per annum and were due and payable at the earlier of 90 days after termination of employment or various dates through November 4, 2007, subject to certain exceptions. These notes were fully repaid in fiscal 2007.

During fiscal 2006, an officer of the Company exercised stock options in exchange for a promissory note for $4,094. The note bears interest at a rate of 5.06% per annum and was due at the earlier of an initial public offering of the Company's common stock or five years from issuance date. The note was paid in full on June 29, 2007.

14. Valuation and qualifying accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Fiscal 2009				
Allowance for doubtful accounts	$ 296	$ 432	$ (239)(a)	$ 489
Shrink reserve	2,005	4,590	(4,726)	1,869
Inventory — lower of cost or market reserve	2,364	2,481	(831)	4,014
Fiscal 2008				
Allowance for doubtful accounts	$ 309	$ 209	$ (222)(a)	$ 296
Shrink reserve	1,745	3,785	(3,525)	2,005
Inventory — lower of cost or market reserve	1,801	1,840	(1,277)	2,364
Fiscal 2007				
Allowance for doubtful accounts	422	298	(411)(a)	309
Shrink reserve	1,005	3,620	(2,880)	1,745
Inventory — lower of cost or market reserve	701	1,561	(461)	1,801

(a) Represents writeoff of uncollectible accounts

15. Selected quarterly financial data (unaudited)

The following tables set forth the Company's unaudited quarterly results of operations for each of the quarters in fiscal 2009 and fiscal 2008. The Company uses a 13 week fiscal quarter ending on the last Saturday of the quarter.

	Fiscal Quarter							
	2009				2008			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$268,825	$273,539	$284,043	$396,364	$239,298	$249,111	$254,843	$341,394
Cost of sales	189,482	195,028	193,498	271,714	165,377	175,965	175,368	240,002
Gross profit	79,343	78,511	90,545	124,650	73,921	73,146	79,475	101,392
Selling, general and administrative expenses	69,194	66,265	73,671	89,763	62,065	61,889	65,176	78,192
Pre-opening expenses	1,195	2,010	2,183	615	3,772	4,050	4,693	1,796
Operating income	8,954	10,236	14,691	34,272	8,084	7,207	9,606	21,404
Interest expense	671	645	441	445	915	1,016	1,124	888
Income before income taxes	8,283	9,591	14,250	33,827	7,169	6,191	8,482	20,516
Income tax expense	3,363	3,841	5,790	13,601	2,894	2,503	3,465	8,228
Net income	$ 4,920	$ 5,750	$ 8,460	$ 20,226	$ 4,275	$ 3,688	$ 5,017	$ 12,288
Net income per common share:								
Basic	$ 0.09	$ 0.10	$ 0.15	$ 0.35	$ 0.08	$ 0.06	$ 0.09	$ 0.21
Diluted	$ 0.08	$ 0.10	$ 0.14	$ 0.34	$ 0.07	$ 0.06	$ 0.09	$ 0.21

The sum of the quarterly net income per common share may not equal the annual total due to quarterly changes in the weighted average shares and share equivalents outstanding.

Exhibits

Exhibit Number	Description of Document	Filed Herewith	Incorporated by Reference: Form	Exhibit Number	File Number	Filing Date
3.1	Amended and Restated Certificate of Incorporation		S-1	3.1	333-144405	8/17/2007
3.2	Amended and Restated Bylaws		S-1	3.2	333-144405	8/17/2007
4.1	Specimen Common Stock Certificate		S-1	4.1	333-144405	10/11/2007
4.2	Third Amended and Restated Registration Rights Agreement between Ulta Salon, Cosmetics & Fragrance, Inc. and the stockholders party thereto		S-1	4.2	333-144405	8/17/2007
4.3	Stockholder Rights Agreement		S-1	4.4	333-144405	8/17/2007
10.1	Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Option Plan		S-1	10.7	333-144405	8/17/2007
10.1(a)	Amendment to Ulta Salon, Cosmetics & Fragrance, Inc. Second Amended and Restated Restricted Stock Option Plan		S-1	10.7(a)	333-144405	8/17/2007
10.2	Ulta Salon, Cosmetics & Fragrance, Inc. 2002 Equity Incentive Plan		S-1	10.9	333-144405	8/17/2007
10.3	Ulta Salon, Cosmetics & Fragrance, Inc. 2007 Incentive Award Plan		S-1	10.10	333-144405	9/27/2007
10.4	Ulta Salon, Cosmetics & Fragrance, Inc. Nonqualified Deferred Compensation Plan		10-K	10.17	001-33764	4/2/2009
10.5	Office Lease, dated as of April 17, 2007, between Ulta Salon, Cosmetics & Fragrance, Inc. and Bolingbrook Investors, LLC		S-1	10.13	333-144405	8/17/2007
10.5(a)	Amendment to Lease, dated as of November 2007, by and between Bolingbrook Investors, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.	X				
10.5(b)	Second Amendment to Lease, dated February 20, 2008, by and between Bolingbrook Investors, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.		10-Q	10.1	001-33764	6/17/2008
10.5(c)	Third Amendment to Lease, dated as of March 2008, by and between Bolingbrook Investors, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.	X				
10.6*	Lease, effective as of June 21, 2007, by and between Southwest Valley Partners, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.		S-1	10.15	333-144405	9/27/2007
10.6(a)	First Amendment to Lease, dated October 23, 2007, by and between Southwest Valley Partners, LLC and Ulta Salon, Cosmetics and Fragrance, Inc.	X				
10.6(b)*	Second Amendment to Lease, dated March 17, 2008, by and between Southwest Valley Partners, LLC and Ulta Salon, Cosmetics and Fragrance, Inc.		10-Q	10.2	001-33764	6/17/2008
10.7*	Acceptance Letter and Commencement Date Agreement, dated March 24, 2008, by and between Southwest Valley Partners, LLC and Ulta Salon, Cosmetics and Fragrance, Inc.		10-Q	10.3	001-33764	6/17/2008
10.8	Lease Agreement, dated June 22, 1999, between ULTA3 Cosmetics & Salon, Inc. and 1135 Arbor Drive Investors LLC		S-1	10.10	333-144405	8/17/2007

Exhibit Number	Description of Document	Filed Herewith	Incorporated by Reference Form	Exhibit Number	File Number	Filing Date
10.8(a)	First Amendment to Lease Agreement, dated as of November 1, 2000, between Aetna Life Insurance Company c/o UBS Realty Investors, LLC and Ulta Salon, Cosmetics & Fragrance, Inc.	X				
10.8(b)	Second Amendment to Office/Showroom/ Warehouse Lease, dated as of April 27, 2009, between 1135 Arbor Drive Investors LLC and Ulta Salon, Cosmetics & Fragrance, Inc.	X				
10.8(c)	Third Amendment to Lease, dated November 10, 2009, by and between 1135 Arbor Drive Investors LLC and Ulta Salon, Cosmetics and Fragrance, Inc.	X				
10.9	Third Amendment and Restated Loan and Security Agreement, dated as of June 29, 2007, by and among Ulta Salon, Cosmetics & Fragrance, Inc., LaSalle Bank National Association, Wachovia Capital Finance Corporation (Central) and JPMorgan Chase Bank, N.A.		S-1	10.15	333-144405	8/17/2007
10.9(a)	First Amendment to Third Amended and Restated Loan and Security Agreement, dated as of August 15, 2008		8-K	10.15	001-33764	8/20/2008
10.10	Employment Agreement, dated as of June 16, 2008, by and between Ulta Salon, Cosmetics & Fragrance, Inc. and Lyn Kirby.		10-Q	10.4	001-33764	6/17/2008
10.10(a)	Amendment to Option Agreement with Grant Date March 24, 2008, by and between Ulta Salon, Cosmetics & Fragrance, Inc. and Lyn Kirby		10-K	10.16(a)	001-33764	4/2/2009
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				

* Confidential treatment has been requested with respect to certain portions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on March 31, 2010.

ULTA SALON, COSMETICS & FRAGRANCE, INC.

By: /s/ Gregg R. Bodnar

Gregg R. Bodnar
Chief Financial Officer and Assistant Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Lynelle P. Kirby Lynelle P. Kirby	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2010
/s/ Gregg R. Bodnar Gregg R. Bodnar	Chief Financial Officer and Assistant Secretary (Principal Financial and Accounting Officer)	March 31, 2010
/s/ Hervé J.F. Defforey Hervé J.F. Defforey	Director	March 31, 2010
/s/ Robert F. DiRomualdo Robert F. DiRomualdo	Director	March 31, 2010
/s/ Dennis K. Eck Dennis K. Eck	Chairman of the Board of Directors	March 31, 2010
/s/ Charles Heilbronn Charles Heilbronn	Director	March 31, 2010
/s/ Steven E. Lebow Steven E. Lebow	Director	March 31, 2010
/s/ Lorna E. Nagler Lorna E. Nagler	Director	March 31, 2010
/s/ Charles J. Philippin Charles J. Philippin	Director	March 31, 2010
/s/ Yves Sisteron Yves Sisteron	Director	March 31, 2010

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